SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Partnership for Micro-insurance Distribution for the Mass Market

CMO

M-Financial Services

Rio de Janeiro, February 8th 2012

Classificação da Informação: Confidencial

Você, sem fronteiras. 1

Agenda

1. Executive Summary
2. Context : Financial Services Strategy
3. Product Concept
4. Revenue estimation
5. Partnership history
6. Partnership agreement conditions
7. Corporate approvals

ANEXES

TIM Você, sem fronteiras. 2

1. Executive Summary

- ✓TIM-Generali Partnership is part of a new line for the VAS business that is already in place with other insurance companies (TIM started one year ago a partnership with Assurant)
- ✓This new line of business goes beyond insurance and implies partnerships with major Brazilian financial institutions, namely Banks (Tim has already a partnership in place with Banco Itaú), Acquirers (Cielo/Paggo and Redecard) and payment schemes (Mastercard and Visa)
- ✓In order to deal with this new line of business, TIM has created a specific organization within its Marketing Department (M-Financial Services)
- ✓Within this context, TIM has been approached by the local branch of Generali Group (Telco Shareholder), in order to jointly analyze and explore potential business opportunities related with telecom VAS and insurance for the mass market that could be captured from the large TIM Brasil customer base.
- ✓The business approach for this partnership is a not exclusive agreement for the distribution of micro-insurance packages, that can be promoted by TIM to its customer base via SMS, and also subscribed by the customer via SMS

3 Classificação da Informação: Estritamente confidencial
TIM Você, sem fronteiras.

1. Executive Summary

- ✓ For Generali (as well as for all the other financial institution partners), the benefits of partnering with TIM come from the possibility of reaching its customer base with a low cost of contact and with a easy mode of subscribing. For TIM, the benefits of such partnership come from the generation of new revenue streams and ARPU increase (new VAS), as well as from being a top up incentive (through its distribution)
- ✓ Nevertheless, the implied business volume is still marginal: according to the business plan, an initial order of magnitude points to R$13,5 MM (€6,1MM), in the first year,, with a revenue share for TIM of 42,5%, corresponding to a new revenue of R$6 MM (€2,7MM), in the first year
- ✓ In case the parties consider the first year successful and opt to maintain the partnership, according to the business plan, the potential business for TIM (revenue share) could reach R$30 MM in three years.
- ✓ In case of an unsuccessful market adoption, the fixed cost for TIM is inexistent (a no risk approach)
- ✓ Conclusion: in any case, the business implied for TIM is marginal (it can represent 0,2% of the total TIM's VAS business) and with no fixed costs. However, is makes sense, as all other VAS initiatives, to explore a new business line and to generate new revenue streams

4
Classificação da Informação: Estritamente confidencial
TIM
Você, sem fronteiras.

2. Context: Financial Services Strategy

TIM's M-Financial Services strategy aims at both supporting the core business and generating new revenues.

M-Financial Services Business Area

1 — *Core Business Enabler*

Smart Internet Enabler

TIM Pay: purchases on the internet with Credit Cards using phone number as ID and confirmation:

- *✓Best OTT service enabler*
- *✓Best internet experience*

Facilitate Top Up

Self service top up (internet or phone):

- *✓Increase ARPU through convenience*

Increase Post-paid Revenues

Automatic debit on credit cards

- *✓ Increase customer base*
- *✓Increase loyalty*
- *✓Decrease bad debt*

2 — *New Business Generator*

M-Payments

- *Prepaid wallet ("TIM Money")*
- *TIM Pay*
- *TIM Itaúcard*

M-Acquiring

- *Partnership with M-Acquiring company*

Insurance

- *Device insurances*
- *Vas model driven Insurances*

M-Banking

- *Partnerships wih Banks for "Universal M-Banking"*

PARTNERS: Itaú, Bradesco, BMG, cielo x REDECARD, ASSURANT, Banco do Brasil

5

Classificação da Informação: Estritamente confidencial

TIM Você, sem fronteiras.

2. Context: Financial Services Strategy

The strategy for generating new revenues in the field of insurances is based on a market segmentation, with products customized around these segments business needs.

MARKET SEGMENTS

- Post-paid customers/ banked people
- Pre-paid customers/ unbanked people

INSURANCE PRODUCT OFFERINGS

- ASSURANT Solutions – Device Theft insurance
- ASSURANT Solutions – Unemployment Insurance for Phone Bill

→ *Others in study*

Market opportunity :

- TIM leader in net adds
- TIM reaching 1st position in the segment
- C class is the fastest growing segment
- Banking and Insurance channels do not reach the segment

Micro-insurance for the mass market

- Use of typical VAS model of services with revenue share between TIM and partner:
  - ✓ Customer voluntary subscribes service via SMS
  - ✓ A monthly fee is charged from the prepaid balance

6
Classificação da Informação: Estritamente confidencial
TIM Você, sem fronteiras.

3. Product Concept

TIM-Generali micro-insurance product is targeted at the unbanked population, with no access to the insurance brokers traditional distribution channels

* Details of each component in annex

PRODUCT*

Personal Accident Insurance
R$ 1,50 — 30 days

+

Crime Victims Assistance
R$ 0,00 — Crime Victims

+

Capitalization Title
R$ 0,00 — R$500,00/day or week

Micro-Insurance for R$1,50/MONTH

- Personal Accidents with R$1.000,00 reimburse for funeral expenses until
- Crime victims assistance service
- Capitalization title for R$500,00 per day/week

DISTRIBUTION CHANNEL

SMS Promotion
TIM regulary broadcasts the product to its customer base
Insurace Acqusition by SMS
Customer buys insurance by SMS, informing its tax number (if different from the registered one)
After 30 days
TIM collects insurance monthly fee or Sends incentives for top up ("you are not insured until you do another top up")

BUSINESS MODEL

1. TIM promotes the product amongst its clients
2. TIM collects fees from the customer (R$1,50)
3. Sends the amount to Generali
4. Generali pays TIM the Pro-Labore fees (42,5% of the net value)
5. TIM can promote its own services (e.g top up incentives) with micro-insurance offerings at discount price

Você, sem fronteiras. 7

4. Revenues Estimation

Revenues (before service taxes - ICMS) originated from customer's subscriptions are estimated to be between R$ 4MM and R$8MM, in 12 months.

	Business Scenarios					
Values for 12 meses; In 1.000	Conservative		Moderate		Agressive	
SMS contacts penetration		0,65%		0,85%		1,00%
Active insured customer base		1.223		1.891		2.587
Gross Revenues	R$	12.809	R$	19.811	R$	27.105
Insurance revenues (net of ICMS)	R$	8.749	R$	13.531	R$	18.513
Pro Laborem TIM -> 42,5% after ICMS	R$	3.718	R$	5.751	R$	7.868

The revenue projections are based on TIM's experience on VAS promotions via SMS (using several types of content) and are presented to give an "order of magnitude" of the potential business. Nevertheless, depending on the market acceptance of an insurance product promoted and subscribed by SMS, the values may vary considerably

8
Classificação da Informação: Estritamente confidencial

TIM
Você, sem fronteiras.

5. Partnership history

TIM and Generali have jointly developed a product concept to attend the market needs of a segment which is absolutely strategic for TIM.

Timeline

Sept/11:

Generali approaches TIM for presenting 5 product concepts for joint analysis. Micro-insurance is identified as the biggest potential and best aligned with TIM stragey

Oct-Dec/11:

- market research analyses
- TIM & Generali discussions over product design to best attend market needs

Jan-Feb/12:

- Product pricing discussions
- Revenue share negotiations

Unique & differentiated insurance product for the mass market

- **Low cost**: for pre-paid segment
- **Easy to acquire**: a simple SMS
- **Funeral assistance** in a difficult moment: low income families do not have savings for this
- **Crime victims assistance**: uneducated people difficultly handle crime processes bureaucracy
- **Capitalization title**: a chance of making an additional money

9
Classificação da Informação: Estritamente confidencial
TIM Você, sem fronteiras.

6. Partnership agreement conditions

The agreed main conditions for the partnership are the following.

Contract Object	• Distribution of micro-insurance • TIM promotes product and collects product fees
Business Conditions	• Pro-Labore of 42,5% on revenues after telecom taxes (ICMS) • Discount price for insurance promotions: R0,50 • No Up front fees
Contract Period	• 12 months • Yearly automatically renewed for 2 periods of 12 months, unless one party claims end of contract • No indemnification clauses in case of no renewal
Exclusivity	• No exclusivity; parties can have similar agreements with other entities
Operational Model	• TIM promotes service and give customer basic information on the product; In case of further information, it redirects the customers to Generali's 2nd line support • Generali provides 1st line support for service use, with 24hx7 in case of assistance

10
Classificação da Informação: Estritamente confidencial

TIM Você, sem fronteiras.

7. Corporate Approvals

February 9th

- Forwarded to TI the general basis of the agreement to be submitted to the Managerial Committee in accordance to the Group Procedures

February 10th

- Forwarded the presentation and the material to the Board Members

February 15th

- TPART´s Board of Directors meeting is asked to approve, *ad referendum* of Shareholders' Meeting, the agreement between TCEL and Generali

March 26th

- Call notice of TPART´s Annual and Extraordinary Shareholders' Meeting
- At this date all material related to the agreement, such as independent opinion and any other document must be concluded

April 11th

- Agreement to be approved at the Shareholders' Meeting

11
Classificação da Informação: Estritamente confidencial
TIM
Você, sem fronteiras.

Product Concept: Personal Accidents and Capitalization Titles"

Coverage	Coverages and Limits	Notes
Personal accident (reimbursement of funeral expenses)	• Coverage for reimbursement of funeral expenses which guarantees the repayment to Beneficiaries of an amount of money for funeral expenses of the Insured • Reimbursement is applicable only when death occurs by personal accident • Amount has to be proved through an invoice/receipt for the expenses • Reimbursement Limit is R$ 1,000	
"Titulo de capitalização"	• "Titulo de Capitalização" is a tipical brasilian financial/insurance product regulated by SUSEP (insurance regulator in Brazil) • In the Rechargeable Insurance it is included a "Titulo de Capitalização – Modalidade Incentivo – Serie aberta" which gives the chance to the Insured to participate to a draw (lottery) • Option 1: Daily Draw of R $ 500 managed by the capitalization company (to be carefully evaluated due to process complexity) • Option 2: Weekly Draw of R $ 3,500 for the first 4 Saturdays of each month tied to the federal lottery (most suitable option)	• Customers that purchase the product will receive a lucky number, that can be drawn within 30 days (for daily draw) or for the following 4 draws (in case of weekly lottery)

13
Classificação da Informação: Estritamente confidencial

TIM
Você, sem fronteiras.

Product Concept: Assistance to crime victims

Service	Coverage and Limits	Observações
Crime Victims Assistance	"Despachante" for documentaiton (fees) Hospital transportation. Limited to R$500,00 per event. Key Service (Car or residential) – only for door opening Urgent messages transmition Assured person transportation to police in case of violent robbery	Assistência a Vítimas de Crimes prevê atendimento a pessoas que tenham sido vítimas de ato criminoso, assegurado em todo território brasileiro. Considera-se ato criminoso, apenas os crimes contra pessoas, tipificados nos artigos: 121, 122, 129, 146 e 148 do código Penal Brasileiro. Excetuam-se desta conceituação tão somente os crimes de roubo ou furto do veículo e/ou documentos do segurado, os quais são considerados cobertos para fins de prestação do serviço de Despachante. Para que o segurado tenha direito à assistência é necessário que realize contato com a central de atendimento da prestadora e deverá apresentar comprovação de ocorrência do crime.

14
Classificação da Informação: Estritamente confidencial
TIM
Você, sem fronteiras.

Product Concept: Assistance to crime victims

Service	Coverage and Limits	Observações
Crime Victims Assistance	"Despachante" for documentaiton (fees)	Assistência a Vítimas de Crimes prevê atendimento a pessoas que tenham sido vítimas de ato criminoso, assegurado em todo território brasileiro. Considera-se ato criminoso, apenas os crimes contra pessoas, tipificados nos artigos: 121, 122, 129, 146 e 148 do código Penal Brasileiro. Excetuam-se desta conceituação tão somente os crimes de roubo ou furto do veículo e/ou documentos do segurado, os quais são considerados cobertos para fins de prestação do serviço de Despachante. Para que o segurado tenha direito à assistência é necessário que realize contato com a central de atendimento da prestadora e deverá apresentar comprovação de ocorrência do crime.
	Hospital transportation. Limited to R$500,00 per event.	
	Key Service (Car or residential) – only for door opening	
	Urgent messages transmition	
	Assured person transportation to police in case of violent robbery	

15

Classificação da Informação: Estritamente confidencial

TIM
Você, sem fronteiras.

Revenues Estimation: Three years

Revenues (before service taxes - ICMS) originated from customer's subscriptions are estimated, in a moderate scenario, to reach a total amount of around R$30,00 MM in three years

Values for 12 meses; In 1.000	Year 1	Year 2	Year 3
SMS contacts penetration	0,85%	0,50%	0,45%
Active insured customer base	1.891	2.328	2.722
Gross Revenues	R$ 19.811	R$ 38.620	R$ 46.036
Insurance revenues (net of ICMS)	R$ 13.531	R$ 26.378	R$ 31.443
Pro Laborem TIM -> 42,5% after ICMS	R$ 5.751	R$ 11.211	R$ 13.363

16
Classificação da Informação: Estritamente confidencial
TIM
Você, sem fronteiras.

Revenues Estimation – Present Value

Revenues (before service taxes - ICMS) originated from customer's subscriptions are estimated, in a moderate scenario, to reach a total amount of around R$24,00 MM in three years in present value.

Present Values for 12 meses; In 1.000	Year 1	Year 2	Year 3
Gross Revenues - Present Value	R$ 18.085	R$ 31.326	R$ 32.648
Insurance revenues (net of ICMS) - Present Value	R$ 12.352	R$ 21.395	R$ 22.299
Pro Laborem TIM -> 42,5% after ICMS - Present Value	R$ 5.250	R$ 9.093	R$ 9.477
Total Present Value	R$ 23.819		

17 Classificação da Informação: Estritamente confidencial
TIM Você, sem fronteiras.

Stockshare of Generali

MEDIOBANCA S.p.A. 11,62%
GRUPO GENERALI (*) 30,58%
INTESA SANPAOLO S.p.A. 11,62%
TELCO S.p.A. 22,43%
TELECOM ITALIA S.p.A. 100,00%
TELECOM ITALIA INTERNATIONAL N.V. 100,00%
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. 66,68%
TIM PARTICIPAÇÕES S.A. 100%
TIM CELULAR S.A.
98,26%
100%
TIM FIBER RJ S.A
TIM FIBER SP Ltda

18 Classificação da Informação: Estritamente confidencial
TIM
Você, sem fronteiras.

KPMG
cutting through complexity

CORPORATE FINANCE

TIM CELULAR S.A.

Analysis of the TIM-Generali Partnership for Distribution of Microinsurance for Massive Segment

March 26th, 2012

(Free translation from the original report in portuguese. In case of discrepancy, the original prevails)

KPMG Corporate Finance Ltda.
Av. 9 de Julho, 5.109 - 6º andar
01407-905 - São Paulo, SP - Brasil
Caixa Postal 2467
01060-970 - São Paulo, SP - Brasil

Central Tel 55 (11) 3245-8000
Fax 55 (11) 3245-8309
Internet www.kpmg.com.br

To
The Board of Directors
TIM CELULAR S.A.
Av. das Américas, 3.434 – Bloco 01 – 4º Andar
Barra da Tijuca- Rio de Janeiro – RJ
CEP: 22640-102

March 26th, 2012

Attention: Mr. Carlos Roseiro

Dear Sir:

Under the terms of our proposal for professional services, dated February 16, 2012, and subsequent understandings, we have conducted an analysis of the economic and financial aspects of the partnership Project between TIM Celular S.A. with Generali Brasil Seguros S.A.

The services related to our contract are fully concluded by the delivery of this report, with the exception of the presentation to TIM's shareholders.

We remain at your disposal for any clarifications and thank you for this new opportunity.

Yours sincerely,

Oliver Cunningham
Partner – Management Consulting

Lúcio Anacleto
Partner – Risk and Compliance

Júlio Cepeda
Partner - Tax

Fernando A. Mattar
Director – Corporate Finance

Wagner Carvalho
Director – Management Consulting

KPMG Corporate Finance Ltda., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Content

1. Introduction

- Introduction
- Purpose, use and disclosure of the report
- Economic and financial analysis Criteria
- Basis of information
- Scope
- Procedures for analysis of the Project x Market Standard
- Important notes and scope limitations
- Subsequent events

2. Brief description of the companies

3. Analysis of the project

4. Analysis of the *Business Plan*

5. Estimate of the Project

6. Conclusion

Appendix

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 2

1.Introduction

Introduction *(Source: TIM)*

- TIM Celular S.A. ("TIM", "Contractor", "Company" or "CLIENT") is a mobile phone company that operates in the Brazilian market. The Company is part of Telecom Italia Group.
- TIM's management is analyzing the possibility of establishing a new partnership with Generali Brasil Seguros S.A. ("Insurer" or "Generali"), of which TIM would commercialize and charge for insurance products provided by the Insurer. After selling the product TIM would transfer the operations commercialized to the Insurer, which in turn would pay a pro labore to TIM ("Project").
- TIM's management developed a business plan internally for the Project.
- Along these lines, TIM invited KPMG Corporate Finance Ltda. ("KPMG") to prepare an analysis of the economic and financial aspects of the Project in an independent fashion, so that it could be used by the Company and its shareholders.

Purpose, use and disclosure of the report

- The purpose of the services provided by KPMG included the following aspects:
  1. Analysis of the average prices of the products, models and intervals of remuneration of the distribution channel considering distribution in the "Affinity" model, loss ratio of the products, administrative and operating expenses margins, activities under TIM's and of the Insurers responsibility and performance indicators relative to the Project.
  2. Analysis of the items included in the operating and commercial agreement proposed between TIM and the Insurer; and
  3. Critical analysis of the business plan for the Project developed by TIM.
- When public information was available, the analyses encompassed the period comprised between January 2009 and December 2011.
- Our work was conducted exclusively for TIM within the context of the purpose described above and thus must not be used for other purposes and may not be made available to third parties without our prior written consent. Disclosure to TIM's shareholders of this report on the analysis of the economic and financial aspects of the Project ("Report") is hereby authorized.

Economic and financial analysis Criteria

- The discounted cash flow criteria was used for the economic and financial analysis of the Project, as described in further detail in Chapter 4 of this report.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 3

1.Introduction (cont'd)

Basis of information

- The main bases for the information used are listed below :
  - Documents and files prepared by TIM, relative to the economic and financial assessment of the Project.

Scope

- The scope of KPMG's work included the following procedures :
  - Analysis of the business plan of the Project developed by TIM;
  - Analysis of projections, studies and assessments of the Project prepared by TIM;
  - Economic and financial modeling of the Project;
  - Sensitivity analysis to assess the impact of key variables on the value of the Project;
  - Analysis (including recalculation) of the market price standards of the insurance products to be distributed by TIM (Personal Accidents, Capitalization and Assistances);
  - Preparation of a list of gaps between the items in the operating agreement to be signed by TIM and the Insurer and market practices/regulatory requirements (SUSEP – Private Insurance Superintendence) that are applicable to the Project, under the perspective of business management, considering the following aspects:
    - Average Prices of the products mentioned in the market, considering distribution in an "Affinity" model, for the last 3 years (2009, 2010 and 2011);
    - Models and Interval percentage of the premium corresponding to the distribution channel remuneration;
    - Average loss ratio of the proposed products in the Brazilian market for the last 3 years (2009, 2010 and 2011);
    - Average percentage of administrative and operating expenses in the Brazilian market for the last 3 years;
    - The combination of activities under responsibility of the Insurer and of TIM, considering the strategic objectives of the product for TIM that will be obtained with the company's management;
    - Performance indicators relative to the Project, such as: maximum timeframe for acceptance of the proposals, transfer of the remuneration of the channel, exchange of information (proposal/alteration files), timeframe for adjustment and settlement of insurance losses, performance of assistance services and transfer of premiums;
  - Analysis of the tax implications considered for the Project and its adherence in the light of applicable tax legislation;
  - Analysis of the tax assumptions contained in the business plan relative to taxation on income (Corporate Income Tax – IRPJ and Social Contribution on Net Income – CSLL), on revenues (Contributions intended for the Social Integration Program – PIS and for the Financing of Social Security – Cofins) and on the services per se (Tax on Credit, Foreign Exchange and Insurance Services – IOF and Municipal Service Tax – ISS);

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 4

1.Introduction (cont'd)

- Sectorial tariffs and charges are not included in our analysis;
- Our analysis only considered the tax aspects relative to Brazilian legislation.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 5

1.Introduction (cont'd.)

Procedures for analysis of the Project x Market Standard

Market survey

- Survey based on SES (Statistics System) – SUSEP data
-Congenerous secondary survey of Generali, for non-public information.
-KPMG relationship contacts
- Financial statements

Regulatory survey

- SUSEP / normatives

Analysis of the TIM and Generali information

- Contracts
- Characteristics of Generali product

Comparison of Generali information versus market ⇔ **Actuarial analyses**

- Characteristics of Generali product
- Recalculations
- KPMG relationship contacts
- Stress test of market parameters
- Comparison of the rates of the pricing areas of a group of Insurers

Results

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 6

1.Introduction (cont'd.)

Important notes and scope limitations

- KPMG hereby represents that the information contained in this report are up-to-date and considered to be complete, precise, clear and objective, considering the exceptions in this document with regards to the origin and the responsibility for the information.

- KPMG emphasizes that its services did not include any advise of any kind, such as legal or accounting. The content of this material is not and should not be considered as a promise or guarantee in relation to the past or the future, neither as recommendation of the value of the Project for TIM, its shareholders or any other related party.

- KPMG obtained information from public sources that it considered reliable. However, KPMG did not conduct an independent verification of the information received from the Company, from third parties contracted by the Company, or other sources of information used in our work, nor does it assume responsibility for the precision, integrity and sufficiency of such information. KPMG analyzed the consistency of the information received and accepted it and used it within the scope of the analysis, because it understood that it was consistent.

- The Company, through its designated professionals, provided information relative to data, projections, assumptions and estimates related to the markets in which it operates, which were used in this report. The Company will be referred to in this report as "Provider of Information".

- KPMG based its work on the information mentioned before and on discussions with professionals of the Company or representatives of the Company. KPMG did not assume responsibility for verifying in an independent fashion any public information available or information offered to it for the preparation of this report. KPMG does not express an opinion on the reliability of the mentioned information, and emphasizes that any errors, changes or modifications in this information could affect significantly KPMG's conclusion.

- In the course of our work, we conducted analysis procedures deemed appropriate. We also emphasize that our work did not constitute an audit of the financial statements or any other information provided to us, and should not be interpreted as such. KPMG did not performed any independent investigations concerning this information, neither assumes responsibility by the precision, accuracy and sufficiency of this information, thus, the Provider of Information assumes full responsibility for the information provided to KPMG.

- For the preparation of its report, KPMG assumed the guarantee of the Provider of information, of the accuracy, contents, veracity, completeness, sufficiency and integrity of all the data that were available or discussed, so that we did not perform the independent physical inspection of any assets or properties, and did not perform or obtain an independent valuation of the assets and liabilities of Company, or its solvency, assuming as consistent the information provided and used in this Report. The Company, including its servants and agents, partners and employees, take full responsibility for all information that was transmitted or discussed with KPMG.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 7

1.Introduction (cont'd.)

- The information concerning the data, the projections, the assumption and estimates, related to the Company and its operation market, used and contained in this Report, are based in some group of reports and presentation layouts that may differ considerably in relation to the account groups presented by the Company in the preparation of the Standard Financial Statements. This procedure was adopted to allow the presented projections to be consistent with the account group reported in the financial statements presented. Eventual differences in the account groups does impact the results.

- Except if clearly marked otherwise, all the information, estimates and projections herein contained, including, but not limited to, projections of revenues, costs and expenses, profit margins, increases of volume and operational expenditures, are those used and/or presented by the Provider of Information adjusted by KPMG, according to its judgment of reasonableness, and are assumed as the best evaluation of the Provider of Information and their respective management related to the evolution of the Project.

- In this same sense, when conducting its work, KPMG does not express any formal opinion or any form of assurance or guarantee in relation to the financial statements.

- The information contained herein related to the accounting and financial position of the Company, as well as market information, are relative to those available March 12, 2012. Any change in such positions could affect the results of this report. KPMG does not assume any obligation in relation to updating, revising or amending to the report as a result of disclosure of any information subsequent to March 12, 2012, or as a result of any subsequent event.

- In compliance with the objective and the scope of the proposal, KPMG does not guarantee or issues an opinion about the probability of realization of the assumptions used in the financial projections, as well as does not issue an opinion on the probability that any value projected will be effectively reached, since that often the events predicted may not occur, because of several exogenous factors, cyclical and operational, leading, therefore, to relevant variations. KPMG does not assume any responsibility related to such differences.

- This analysis report has been generated under economic and market conditions, among others, available on the date of its preparation, so that the conclusions presented are subject to variances on account of an array of factors over which KPMG has no control at all.

- The sum of the individual amounts presented in this report may differ from the sum presented due to the rounding of values.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 8

1.Introduction (cont'd.)

- To perform this work, KPMG assumed that all the approvals of Government order, regulatory or of any other kind, as well as exemption or signature of contracts needed for the business collimated were obtained or will be obtained, and no eventual modification needed related to these acts will cause adverse patrimonial effects for the Company.

- This analysis Report does not have the objective of being the only base of assessment of the Project, thus the Report does not contain all of the information that is necessary for such purpose, and consequently does not represent nor create a proposal, request, suggestion or recommendation on the part of KPMG for the Project, and the responsibility for any decision taken is entirely of the shareholders of the Company that detain shares with voting rights (Shareholders). KPMG cannot assume responsibility for the decisions of the Shareholders.

- Although we engaged our best efforts in working towards the objectives of this proposal, due to the very nature of the services, we cannot and will not assure success in the implementation of any intended operation, nor that it will occur within any timeframe, and will not be responsible for any opportunities that are not identified, presented, or explored, regardless of the reasons for such.

- The services proposed herein may be based on legal and administrative rules. In this regard, we note that our legislation is complex and very often the same provision can be interpreted in more than one way. KPMG seeks always to be up-to-date in relation to the various interpretative tendencies, in order to permit an ample evaluation of the alternatives and risks involved. Even so, it is certain that there may be some interpretations of the law that differ from ours. Under these circumstances, neither KPMG, nor any other firm, can give TIM total assurance that it will not be questioned by third parties or government authorities.

- Our services were based on current legislation and regulations. The scope of this Report did not include the updating of services and/or their respective reports in light of laws or regulations that may come into effect after conclusion of the services.

- The scope of our work did not include the detection of fraud in the operations, processes, registers or documents of the Company.

- The Shareholders should conduct their own analyses in relation to the convenience of the Project and should consult their own financial, tax and legal advisors in order to define their own opinions concerning the Project in an independent form. The analysis Report must be read and interpreted in the light of the restrictions and qualifications mentioned previously. The reader must take into account in his/her analysis the restrictions and characteristics of the sources of information used.

- The analyses of average prices and remuneration standards of channels were related only to the public information available, in addition to the information included in the business plan prepared by TIM.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 9

1. Introduction (cont'd.)

- In the analysis of the differences between the items of the operating agreement executed between TIM and the Insurer, there was no consideration for the legal aspects of the wording, nor were any opinions issued in relation to the adherence of information not deriving from public sources to the market practices.

- Although the work in which this report is based on was performed by KPMG under technical orientation and independently, the analysis of the different factors that characterize the valuation report, is subjective in nature, such that an analysis performed by other professionals, may express points of view different from those presented by KPMG, which would not characterize in any deficiency in the work conducted by KPMG.

- Analysis of the Project reports prepared by other institutions, on account of their independence, could address assumptions in a different approach of this analysis and consequently present results that are significantly different.

- We consider that the presentation of this report concludes the services that were the subject-matter of our proposal, according to the timeframes defined, with the exception of the presentation in the shareholders' meeting.

Subsequent events

- The analysis by the discounted cash flow method used as basis the equity position and information obtained prior to the date of issuance of this report.

- We emphasize that any relevant facts that may have occurred between the base date of the analysis and the date of issuance of this report, and that were not brought to KPMG's knowledge could affect the analysis of the Project.

- KPMG did not receive the incumbency of updating this report after the date of its issuance.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 10

Content

1. **Introduction**
2. **Brief description of the Companies**
   - Brief description of TIM
   - Brief description of Generali
3. **Analysis of the Project**
4. **Analysis of the Business Plan**
5. **Estimate of the Project**
6. **Conclusion**

Appendix

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 11

2. Brief description of the market and of the company

Brief description of TIM *(Source: TIM)*

- TIM Participações S.A. is a holding company that provides telecommunication services for the entire Brazilian territory through its subsidiaries Intelig Telecomunicações S.A. and TIM Celular S.A. The company began its operations in 1998 and was consolidated as a Brazilian company in 2002.
- TIM Participações S.A. acquired Intelig, broadening its network infrastructure.
- TIM Participações S.A. is a company controlled by TIM Brasil Serviços S.A., which in turn is a subsidiary of the Telecom Itália Group.
- TIM Participações S.A. is a publicly-held company that has shares traded in the São Paulo Stock Exchange and ADRs in the New York Stock Exchange (NYSE).
- Below one can observe the shareholding structure of the TIM group:

Telecom Itália
100%
Telecom Itália International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minority Shareholders
67%
33%
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig
98%
100%
TIM Fiber RJ
TIM Fiber SP

- On December 31, 2011 TIM had a total of 54,778 thousand pre-paid lines and 9,305 thousand post-paid lines and a market share of 26.46%, holding second place in the Brazilian mobile telephony market. In addition to the pre- and post – plans it sold 11,780 thousand telephones in 2011.
- TIM operates in all of the Brazilian states. For its telephony clients it has a reach of approximately 94% of the urban population, with presence in 3,203 cities.
- For its mobile Internet clients it has a 3G network for more than 54% of the population and coverage of data, of which 100% GPRS and 79% with EDGE.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 12

2. Brief description of the market and of the company

Brief description of Generali *(Source: Generali website)*

- Generali is a member of the Assicurazioni Generali Group, founded in Italy in 1831. Present in 66 countries, the Group has approximately 85 thousand employees and more than 70 million clients around the world.

- Generali has been present in Brazil since 1925. With headquarters in Rio de Janeiro, it has more than 300 employees and 2,500 active brokers around the country, more concentrated in the South, Southeast and Midwest regions.

- Generali operates in the insurance field for both individuals and legal entities. Its main products are:

  - ✓ Life Insurance;
  - ✓ Home Insurance;
  - ✓ Automobile Insurance;
  - ✓ Nautical Vessels Insurance; and
  - ✓ Property Insurance;

- Currently Generali is presided by Mr. Carmelo Furci, who had part of his career at Telecom Itália, where he occupied senior positions, such as Chairman of the Board and Executive President of Telecom Itália do Brasil, having been responsible for the start-up of the Group in Brazil (Tim Brasil).

- Below, Generali's organizational chart:

Board
President
Carmelo Furci
Auditing and Internal Control
Compliance
External Affairs & Comunication
CEO
Claudio Mele
Legal and Regulatory Board
Human resources, Organization, General Services and Security Board
IT, Processes and Operations Board
Life and Actuary Board
Damage and Reinsurance Board
Comercial Board
Marketing and new channels Board
Legal and Regulatory Board

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 13

Content

1. Introduction
2. Brief description of the companies
3. Analysis of the Project
   - Commercial analysis
   - Characteristics of the operating agreement proposed between TIM and Generali
   - Operating indicators proposed between TIM and Generali
4. Analysis of the Business Plan
5. Estimate of the Project
6. Conclusion

Appendix

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 14

3. Analysis of the Project

Commercial analysis

- In order to conduct the price analyses we sought in the market Personal Accident (Accidental Death) products combined with capitalization instruments. In these analyses we did not find any products with characteristics technically comparable to those proposed by Generali, according to the examples presented in the table below:

Insurer	Characteristics of the product
Insurer 1	• Personal Accidents Insurance – Indemnity in the event of Accidental Death of up to R$10,000.00; • Capitalization instruments – R$2,000.00 per day; • Scratch lottery on the reloading card of up to R$500.00 / Bonuses of R$3.00 in local calls to the same operator.
Insurer 2	• Personal Accidents Insurance - Indemnity in the event of Accidental Death of up to R$50,000.00; • Personal Accidents Insurance - Reimbursement of Funeral Expenses (Advisory for the administrative formalities/ Preparation of the body/One coffin/Chapel/Ornaments/Funeral car/Burial or cremation/Burial and cremation tariff/Death certificate/ Rental of tomb/Ticket for one member of the family, in the event of travel/Removal of the body/Transmission of messages) • Capitalization instruments – R$200,000.00 per month;
Insurer 3	• Supermarket Assistance - In the event of accidental death the family will receive, for 12 months, shopping vouchers of up to R$70.67; • Funeral Assistance in the event of accidental death - reimbursement of up to R$1,630.00; • Involuntary Unemployment/Temporary Physical Incapacity - Payment of an electric power bill of up to R$261.00; • Total Permanent Incapacity due to accident / Accidental Death - Credit of R$848.00 for the electric power bill; • Home Insurance - Fire, lightning or explosion at the site of the property, indemnity of up to R$21.740.00; • 4 monthly lotteries by the Federal Lottery of R$1,630.00.

- Due to this incompatibility we recalculated the amount of the risk premium of a combination of selected insurance companies, as well as of the premium following the suggestion of tariff by the regulating authority (Susep).

- The minimum risk premium that may be practiced for this product will be R$0.47, removing from the composition of such premium the pro labore, DA/DO and the Profit Margin, otherwise the product may become insolvent.

- As a result of the recalculation of the amount of the premium, we identified that the price proposed by Generali is approximately 8% below the price of an insurer with a similar portfolio.

Item	SUSEP	Generali	Insurer B (Similar to Generali)	Insurer C (Major-sized insurer)
Calculated commercial premium	**R$ 2.20**	**R$ 1.50**	**R$ 1.70**	**R$ 1.53**
Exposed	10,282,062	10,282,062	10,282,062	10,282,062
No. of insurance loss events	5,198	315	1,715	542
Insurance losses (%)	0.05056%	0.00306%	0.01668%	0.00527%

- This price variance can represent both the loss ratio in Generali's portfolio in the field of the proposed product, which has been significantly less than the average loss ratio of the market, and the gain of productivity that is represented in the percentage of administrative and operating expenses that we calculated according to the product assumptions received. The tables below show these percentages:

Loss Ratio

	2009	2010	2011
Generali [1]	3%	6%	6%
Market Average [1]	35%	34%	32%

(1) Source: Susep

Administrative Expenses / Operating Expenses

	2009	2010	2011
Generali [1]	17%	17%	17%
Market Average [2]	21%	19%	23%

(1) Source: KPMG calculation
(2) Source: SES Susep and financial statements of insurers

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 15

3. Analysis of the Project (cont'd.)

Commercial analysis (cont'd.)

- For analysis of the sensitivity of the pro labore, given the lack of public sources, often considered strategic by the companies and strictly contingent upon the operating covenant established between the Insurer and the TIM ("Sponsor"), we use informal queries of intervals of amounts in the market, thus there are no benchmarks or specific amounts for comparison.

- Considering the technical price (premium) aspects, loss ratio and expenses described previously that are associated with the distribution and operating responsibilities assumed by TIM in the Agreement established with the Insurer, as well as the practices that we ascertained in our surveys in the Brazilian insurance market, did not come to our attention any facts that could indicate inadequacy of the percentage of pro labore stipulated for remuneration of the Sponsor services.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 16

3. Analysis of the Project (cont'd.)

Characteristics of the operating agreement between Tim and Generali

- The table below presents the list of the main obligations of each party :

Generali	TIM
1. Support the insured risks;	1. Promote the sale of the product by SMS;
2. Model the product and coverages;	2. Forward any doubts to the insurers call center;
3. Indemnify the insurance losses;	3. Act as Integrator (operates and controls the adhesions, activations, cancellations, management of fees and maintenance of the client base) of the insurance offered;
4. Contract a company that will act as Broker for the product offered;	4. Send to the Insurer the CPFs of the clients that acquire the product;
5. Send to TIM a monthly report showing the insurance losses processed, paid or rejected in the previous month;	5. Provide fortnightly to the Insurer the report of Adhesions, Cancellations and default Clients relative to the previous months. Provide to the insurer daily adhesions and cancellations.
6. Send a monthly report showing the number of assistances processed, authorized or rejected;	
7. The Insurer or a financial entity contracted by it must process, adjust, authorize or reject requests for assistance;	
8. Maintain a service and support structure to the channel during the entire period of the contract and of the individual certificates;	
9. Maintain a site for access to information on the product commercialized and information on the insurer;	
10. Own a call center structure for the clients.	

- No fact has come to our knowledge that could indicate inadequacy of the defined parameters.

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Economic and financial analysis report 17

3. Analysis of the Project (cont'd.)

Operating indicators proposed between Tim and Generali

- The table below shows the list of the main obligations of each party identified in the agreement :

Item	*Applicable regulations*
Maximum timeframe for acceptance of the proposal	**SUSEP Circular No. 251/2004 - Article 2**
1. Article 4.5 establishes that the Insurer must be compliant with the applicable regulations, norms and laws, which encompasses the maximum timeframe according to the regulations mentioned aside.	The insurance company shall have a period of 15 days to respond to the proposal, counting from the date of receipt, whether for new insurances or renewals, as well as for alterations that imply risk modification.
Transfer	
1. Collection Report sent to the Insurer by no later than the 15th of the subsequent month. 2. The Insurer must issue an endorsement within 5 days from receiving the Collection Report. 3. Transfer carried out within 30 days from the date of issuance of the endorsement, except if there are any inconsistencies.	Not applicable.

- No fact has come to our knowledge that could indicate inadequacy of the defined parameters.

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Economic and financial analysis report 18

3. Analysis of the Project (cont'd.)

- The table below shows the list of the main obligations of each party identified in the agreement.

Generali	*Regulaation*
Exchange of Information	**SUSEP Circular No. 251/2004 - Article 2**
1. Article 3.6.1 establishes daily forwarding of adhesions and cancellations to the Insurer, enabling the process of acceptance to occur within the applicable regulatory timeframes. 2. TIM must send to Generali, by no later than the 15th business day of the subsequent month, the Collection Report for the Product; 3. Generali may issue the endorsement within 5 business days after receipt of the Collection Report; 4. TIM will provide to the Insurer the report of Adhesions, Cancellations and Performing Clients relative to the previous month; 5. The Insurer must send to TIM a monthly report showing the insurance losses processed, paid or rejected in the previous month.	The insurance company shall have a period of 15 days to respond to the proposal, counting from the date of receipt, whether for new insurances or renewals, as well as for alterations that imply risk modifications.
Timeframes for settlement of insurance losses	**Susep Circular No. 145/2000 - Article 21**
Article 6.3 defines the timeframes for analysis and indemnification of the events, within the applicable regulations.	Paragraph One. A timeframe shall be established for settlement of the insurance losses, limited to thirty (30) days, counting from the fulfillment of all of the requirements by the insured. Paragraph Two. The timeframe referred to in the previous paragraph shall be suspended from the moment that any supplementary documentation is requested. The counting of the remaining timeframe shall be restarted by the subsequent business day to when the relevant documents have been delivered, on the terms provided in the main provision.

- No fact has come to our knowledge that could indicate inadequacy of the defined parameters.

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Economic and financial analysis report 19

3. Analysis of the Project (cont'd.)

- The table below shows the list of the main obligations of each party identified in the agreement :

Generali	Regulation
Assistance services	
Article 4.2.1 establishes the responsibilities of the Insurer in relation to the services and information given to TIM.	Not applicable.

- No fact has come to our knowledge that could indicate inadequacy of the defined parameters.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 20

Content

1. **Introduçction**
2. **Brief description of the market and of the company**
3. **Analysis of the Project**
4. **Analysis of the Business Plan**
   - General assumptions
   - Macro-economic assumptions
   - Operating assumptions
   - Methodology of appraisal
   - Discount rate
5. **Estimate of the Project**
6. **Conclusion**

Appendix

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 21

4. Analysis of the Business Plan

General assumptions

Currency, horizon of the project and base date

- The financial projections were conducted in nominal terms, which means, considering inflationary effects in the projections, using as base currency the Real (R$).
- The projection horizon considered was 36 months, valued by the discounted cash flow criteria, in view of the information made available by the Management of the Company and public information concerning the Brazilian financial market.
- This horizon reflects expectations of TIM's Management that the Project will be renewed, given that, according to the agreement, each one of the parties involved may refrain from renewing the partnership without any additional cost.

Cash flows discounts in the course of time

- In the month in which the cash flows are generated, it was considered that the daily cash flows have different amounts in the course of time. Thus, the flows at the beginning of the month must be discounted for less time than those of the end of the month. In this way, in order to consider this temporary impact on the calculations, an assumption was adopted that the flows would occur in the middle of the period, equivalent to between the beginning and the end of each month, for discounting the cash flows.

Macro-economic assumptions (Source: BACEN)

- Below we present the projection of the estimated inflation for the projection period. We considered the projection of BACEN on a annual basis for 2012/2013/2014.
- Based on the annual projections we calculated the monthly equivalent average inflationary rates for the 3 years.

Inflation Projection

0,44%
0,44%
0,43%
0,43%
0,42%
0,42%
0,41%
0,41%
jan/12
mar/12
mai/12
jul/12
set/12
nov/12
jan/13
mar/13
mai/13
jul/13
set/13
nov/13
jan/14
mar/14
mai/14
jul/14
set/14
nov/14

IPCA (source: BACEN))

Operating assumptions

- TIM's Business plan considered 3 operating scenarios for the project, however KPMG, for analysis purposes of the Project, only used the moderate scenario. The operating assumptions used in the projections were extracted from discussions with TIM's Management based on its expectations in relation to the future of the Project for the mentioned scenario.
- The Project analyzed operates under the following platform: Micro-insurance packages distributed via an SMS channel to pre-paid clients. If the client accepts the insurance he/she will pay with his/her cellular phone credits.
- Operationally TIM has the obligation of promoting the service, collecting the payments and providing the relevant basic information.

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Economic and financial analysis report 22

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Explorable client base

- The explorable client base refers to TIM's potential clients for commercialization of the Project's products.
- This assumption takes into consideration TIM's total pre-paid client base and deducts the clients that do not accept receiving promotions and products via SMS ("opt-in clients").
- A factor of 80% is considered on the explorable client base in year 1, for the explored client base. This factor represents the technical capacity that TIM has of accessing its explorable client base, i.e., this factor considers the explorable client base less the losses with active but not used chips, disconnected phones, SMS' not received by the clients, problems with delivery of SMS and problems with the network. For year 2 and year 3 of the projection the factor considered is 40%, since for these years it is considered that there will be a deterioration of the scenario concerning access to the explorable client base, mainly due to active but not used chips and disconnected phones.

Explorable Client Base	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Explorable Client Base (thousands) - Initial	**27.121**	**25.885**	**24.705**	**23.579**	**22.505**	**21.479**	**20.500**	**19.566**	**18.674**	**17.823**	**17.011**	**16.235**
Churn (Thousands)	(1.085)	(1.035)	(988)	(943)	(900)	(859)	(820)	(783)	(747)	(713)	(680)	(649)
Monthly new clients to the projects product (Thousands)	(164)	(157)	(150)	(143)	(136)	(130)	(124)	(118)	(113)	(108)	(103)	(98)
Monthly Cancellations to the projects product (Thousands)	13	12	12	11	11	10	10	9	9	8	8	8
Explorable Client Base (thousands) - Final	**25.885**	**24.705**	**23.579**	**22.505**	**21.479**	**20.500**	**19.566**	**18.674**	**17.823**	**17.011**	**16.235**	**15.495**

Explorable Client Base	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Explorable Client Base (thousands) - Initial	**15.495**	**14.853**	**14.237**	**13.646**	**13.080**	**12.537**	**12.017**	**11.519**	**11.041**	**10.583**	**10.144**	**9.723**
Churn (Thousands)	(620)	(594)	(569)	(546)	(523)	(501)	(481)	(461)	(442)	(423)	(406)	(389)
Monthly new clients to the projects product (Thousands)	(26)	(25)	(24)	(23)	(22)	(21)	(20)	(20)	(19)	(18)	(17)	(17)
Monthly Cancellations to the projects product (Thousands)	3	3	3	3	3	3	3	3	2	2	2	2
Explorable Client Base (thousands) - Final	**14.853**	**14.237**	**13.646**	**13.080**	**12.537**	**12.017**	**11.519**	**11.041**	**10.583**	**10.144**	**9.723**	**9.320**

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Economic and financial analysis report 23

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Explorable Client Base	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Explorable Client Base (thousands) - Initial	**9.320**	**8.938**	**8.571**	**8.219**	**7.882**	**7.559**	**7.249**	**6.951**	**6.666**	**6.393**	**6.130**	**5.879**
Churn (Thousands)	(373)	(358)	(343)	(329)	(315)	(302)	(290)	(278)	(267)	(256)	(245)	
Monthly new clients to the projects product (Thousands)	(12)	(11)	(11)	(11)	(10)	(10)	(9)	(9)	(9)	(8)	(8)	
Monthly Cancellations to the projects product (Thousands)	2	2	2	2	2	2	2	2	2	2	2	
Explorable Client Base (thousands) - Final	**8.938**	**8.571**	**8.219**	**7.882**	**7.559**	**7.249**	**6.951**	**6.666**	**6.393**	**6.130**	**5.879**	

Deactivated clients

- Refers to clients that ceased to operate with TIM.
- The client base considered has a decline due to turnover ("churn") of the clients between companies in the sector and this decline was estimated at 4.00% per month, in line with the Company's history.
- As discussed with Management, to be conservative, an increase factor is not being considered, as new clients show resistance in receiving promotions and services via SMS.
- The deactivated clients consider the churn of the explorable client base and the churn of the active clients to the products of the Project.

Deactivated Clients	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Deactivated Clients - churn (Thousands)	**(1.092)**	**(1.042)**	**(995)**	**(950)**	**(906)**	**(865)**	**(826)**	**(788)**	**(752)**	**(718)**	**(685)**	**(654)**
Growth%		**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**	**-4,6%**
Deactivated Clients - Explorable client base (Thousands)	(1.085)	(1.035)	(988)	(943)	(900)	(859)	(820)	(783)	(747)	(713)	(680)	(649)
Growth%		-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%
Deactivated Clients - Active client base (Thousands)	(7)	(7)	(7)	(6)	(6)	(6)	(6)	(5)	(5)	(5)	(5)	(4)
Growth%		-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%

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Economic and financial analysis report 24

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Deactivated Clients	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Deactivated Clients - churn (Thousands)	**(621)**	**(595)**	**(571)**	**(547)**	**(524)**	**(502)**	**(482)**	**(462)**	**(443)**	**(424)**	**(407)**	**(390)**
Growth%	**-5,0%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**
Deactivated Clients - Explorable client base (Thousands)	(620)	(594)	(569)	(546)	(523)	(501)	(481)	(461)	(442)	(423)	(406)	(389)
Growth%	-4,6%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%
Deactivated Clients - Active client base (Thousands)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Growth%	-71,9%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%

Deactivated Clients	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Deactivated Clients - churn (Thousands)	**(373)**	**(358)**	**(343)**	**(329)**	**(316)**	**(303)**	**(290)**	**(278)**	**(267)**	**(256)**	**(246)**	
Growth%	**-4,2%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	**-4,1%**	
Deactivated Clients - Explorable client base (Thousands)	(373)	(358)	(343)	(329)	(315)	(302)	(290)	(278)	(267)	(256)	(245)	
Growth%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	
Deactivated Clients - Active client base (Thousands)	(1)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(0)	(0)	(0)	
Growth%	-23,3%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	

Cancellations

- Cancellations refer to clients that, after adhering to the products of the Project, cancel the adhesion. These then, return to the explorable client base.
- Management, in line with the history of similar services, estimated for the first year of the projection that 7% of the new clients cancel the products of the Project. These cancellations estimated by Management contemplate only the cancellation of the service, and thus these clients return to the active client base, which means, these clients start receiving the SMS of the service.
- For the following years of the projection there is a 4% increment in cancellations, which means, in the second year of the projection the estimated cancellations are 11% of new clients and in the third year of the projection this factor is 15%.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 25

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Cancellations	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Estimated Cancellations (Thousands)	(13)	(12)	(12)	(11)	(11)	(10)	(10)	(9)	(9)	(8)	(8)	(8)
Growth %		-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%

Cancellations	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Estimated Cancellations (Thousands)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(2)	(2)	(2)	(2)
Growth %	-55,9%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%

Cancellations	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Estimated Cancellations (Thousands)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Growth %	11,5%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%

New Clients of the Projects products.

- The new clients of the Projects products refers to the number of clients of the explored client base that acquire the Projects products.
- Management, in line with the history of similar services, estimated for the first year of the projection a factor of 0.85% relative to the penetration that the promotion of the service will have among the approached clients.
- For the second year of the projection the penetration factor drops to 0.50% and in the third year of the projection this factor is estimated at 0.40%. These assumptions are based on the difficulty to capture clients after a long period of exposure to the promotion.

Statement of new clients	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Monthly new clients (Thousands)	164	157	150	143	136	130	124	118	113	108	103	98
Growth %		-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%	-4,6%
Active client base (Thousands)	164	321	470	613	749	879	1.003	1.122	1.235	1.343	1.446	1.544
Growth %		95,4%	46,6%	30,3%	22,2%	17,4%	14,1%	11,8%	10,1%	8,7%	7,7%	6,8%

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 26

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Statement of new clients	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Monthly new clients (Thousands)	26	25	24	23	22	21	20	20	19	18	17	17
Growth %	-73,2%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%
Active client base (Thousands)	1.570	1.595	1.620	1.643	1.665	1.686	1.707	1.726	1.745	1.763	1.780	1.797
Growth %	1,7%	1,6%	1,5%	1,4%	1,4%	1,3%	1,2%	1,1%	1,1%	1,0%	1,0%	0,9%

Statement of new clients	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Monthly new clients (Thousands)	12	11	11	11	10	10	9	9	9	8	8	8
Growth %	-27,8%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%	-4,1%
Active client base (Thousands)	1.809	1.820	1.831	1.842	1.852	1.861	1.871	1.880	1.888	1.896	1.904	1.912
Growth %	0,7%	0,6%	0,6%	0,6%	0,5%	0,5%	0,5%	0,5%	0,5%	0,4%	0,4%	0,4%

Statement of Revenue

- For the composition of the revenue a monthly collection of R$1.50 was considered, where TIM has thirty days to send to Generali the gross amount collected ("Gross revenue from premium"). In turn, Generali has thirty days to pay to TIM in the form of pro labore the equivalent of 60.7% of the amount transferred to the Insurer.
- For projection purposes a deduction of 32% ("Telecom Deductions") was considered, which is the combined tax rate for State Value-Added Tax on Goods and Services ("ICMS"), contribution to the Social Integration Program ("PIS"), Social Contribution for Financing of Social Security ("Cofins"), named jointly as "PIS/Cofins", a sectorial charge for the Universalization of Telecommunication Services Fund ("FUST") and a sectorial charge for the Technological Development of Telecommunications Fund ("FUNTEL"). This tax rate is applicable to the gross premiums revenue.
- In addition, deductions of 3.50% for ISS and 9.25% for PIS/Cofins were considered. For the ISS and PIS/Cofins, the tax rates are applicable on the TIM gross revenue.

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 27

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Statement of Revenue	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Explorable Client Base (thousands)	**27.121**	**25.885**	**24.705**	**23.579**	**22.505**	**21.479**	**20.500**	**19.566**	**18.674**	**17.823**	**17.011**	**16.235**
Losses	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%
Explored Clients	**21.697**	**20.708**	**19.764**	**18.863**	**18.004**	**17.183**	**16.400**	**15.653**	**14.939**	**14.258**	**13.608**	**12.988**
Penetration	0,85%	0,85%	0,85%	0,85%	0,85%	0,85%	0,85%	0,85%	0,85%	0,85%	0,85%	0,85%
New Clients (thousands)	**184**	**176**	**168**	**160**	**153**	**146**	**139**	**133**	**127**	**121**	**116**	**110**
Deactivated Clients - Active client base (Thousands)	(7)	(7)	(7)	(6)	(6)	(6)	(6)	(5)	(5)	(5)	(5)	(4)
Cancellations	(13)	(12)	(12)	(11)	(11)	(10)	(10)	(9)	(9)	(8)	(8)	(8)
Active client base (Thousands)	**164**	**321**	**470**	**613**	**749**	**879**	**1.003**	**1.122**	**1.235**	**1.343**	**1.446**	**1.544**
Growth %		95,4%	46,6%	30,3%	22,2%	17,4%	14,1%	11,8%	10,1%	8,7%	7,7%	6,8%
Average Price (R$)	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50
Gross Revenue from Premiums (R$ thousands)	**246**	**481**	**705**	**920**	**1.124**	**1.319**	**1.505**	**1.683**	**1.852**	**2.014**	**2.168**	**2.316**
Growth %		95,4%	46,6%	30,3%	22,2%	17,4%	14,1%	11,8%	10,1%	8,7%	7,7%	6,8%
Amount withheld by Generali	(97)	(189)	(277)	(361)	(442)	(518)	(591)	(661)	(728)	(791)	(852)	(910)
As a percentage of gross revenue from premiums %	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%
Gross Revenues TIM - Pro Labore (R$ thousands)	**149**	**292**	**428**	**558**	**682**	**801**	**913**	**1.021**	**1.124**	**1.222**	**1.316**	**1.406**
(-) Telecom deductions	(79)	(154)	(226)	(294)	(360)	(422)	(482)	(538)	(593)	(644)	(694)	(741)
As a percentage of gross revenue from premiums %	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%
(-) ISS	(5)	(10)	(15)	(20)	(24)	(28)	(32)	(36)	(39)	(43)	(46)	(49)
As a percentage of gross revenue TIM %	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%
(-) PIS/Cofins	(14)	(27)	(40)	(52)	(63)	(74)	(84)	(94)	(104)	(113)	(122)	(130)
As a percentage of gross revenue TIM %	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%
Net Revenue (R$ thousands)	**52**	**101**	**148**	**193**	**236**	**276**	**315**	**353**	**388**	**422**	**454**	**485**
Growth %		95,4%	46,6%	30,3%	22,2%	17,4%	14,1%	11,8%	10,1%	8,7%	7,7%	6,8%

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report

28

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Statement of Revenue	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Explorable Client Base (thousands)	**15.495**	**14.853**	**14.237**	**13.646**	**13.080**	**12.537**	**12.017**	**11.519**	**11.041**	**10.583**	**10.144**	**9.723**
Losses	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Explored Clients	**6.198**	**5.941**	**5.695**	**5.458**	**5.232**	**5.015**	**4.807**	**4.608**	**4.416**	**4.233**	**4.058**	**3.889**
Penetration	0,50%	0,50%	0,50%	0,50%	0,50%	0,50%	0,50%	0,50%	0,50%	0,50%	0,50%	0,50%
New Clients (thousands)	**31**	**30**	**28**	**27**	**26**	**25**	**24**	**23**	**22**	**21**	**20**	**19**
Deactivated Clients - Active client base (Thousands)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Cancellations	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(2)	(2)	(2)	(2)
Active client base (Thousands)	**1.570**	**1.595**	**1.620**	**1.643**	**1.665**	**1.686**	**1.707**	**1.726**	**1.745**	**1.763**	**1.780**	**1.797**
Growth %	1,7%	1,6%	1,5%	1,4%	1,4%	1,3%	1,2%	1,1%	1,1%	1,0%	1,0%	0,9%
Average Price (R$)	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50
Gross Revenue from Premiums (R$ thousands)	**2.355**	**2.393**	**2.429**	**2.464**	**2.497**	**2.529**	**2.560**	**2.589**	**2.618**	**2.645**	**2.670**	**2.695**
Growth %	1,7%	1,6%	1,5%	1,4%	1,4%	1,3%	1,2%	1,1%	1,1%	1,0%	1,0%	0,9%
Amount withheld by Generali	(926)	(940)	(955)	(968)	(982)	(994)	(1.006)	(1.018)	(1.029)	(1.039)	(1.049)	(1.059)
As a percentage of gross revenue from premiums %	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%
Gross Revenues TIM - Pro Labore (R$ thousands)	1.430	1.453	1.475	1.496	1.516	1.535	1.554	1.572	1.589	1.605	1.621	1.636
(-) Telecom deductions	(754)	(766)	(777)	(789)	(799)	(809)	(819)	(829)	(838)	(846)	(855)	(862)
As a percentage of gross revenue from premiums %	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%
(-) ISS	(50)	(51)	(52)	(52)	(53)	(54)	(54)	(55)	(56)	(56)	(57)	(57)
As a percentage of gross revenue TIM %	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%
(-) PIS/Cofins	(132)	(134)	(136)	(138)	(140)	(142)	(144)	(145)	(147)	(148)	(150)	(151)
As a percentage of gross revenue TIM %	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%
Net Revenue (R$ thousands)	**494**	**502**	**509**	**516**	**523**	**530**	**537**	**543**	**549**	**554**	**560**	**565**
Growth %	1,7%	1,6%	1,5%	1,4%	1,4%	1,3%	1,2%	1,1%	1,1%	1,0%	1,0%	0,9%

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report

29

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Statement of Revenue	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Explorable Client Base (thousands)	**9.320**	**8.938**	**8.571**	**8.219**	**7.882**	**7.559**	**7.249**	**6.951**	**6.666**	**6.393**	**6.130**	**5.879**
Losses	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Explored Clients	**3.728**	**3.575**	**3.428**	**3.288**	**3.153**	**3.024**	**2.899**	**2.781**	**2.666**	**2.557**	**2.452**	**2.352**
Penetration	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%
New Clients (thousands)	**15**	**14**	**14**	**13**	**13**	**12**	**12**	**11**	**11**	**10**	**10**	**9**
Deactivated Clients - Active client base (Thousands)	(1)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Cancellations	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Active client base (Thousands)	**1.809**	**1.820**	**1.831**	**1.842**	**1.852**	**1.861**	**1.871**	**1.880**	**1.888**	**1.896**	**1.904**	**1.912**
Growth %	0,7%	0,6%	0,6%	0,6%	0,5%	0,5%	0,5%	0,5%	0,5%	0,4%	0,4%	0,4%
Average Price (R$)	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50
Gross Revenue from Premiums (R$ thousands)	**2.713**	**2.730**	**2.747**	**2.763**	**2.778**	**2.792**	**2.806**	**2.819**	**2.832**	**2.845**	**2.856**	**2.868**
Growth %	0,7%	0,6%	0,6%	0,6%	0,5%	0,5%	0,5%	0,5%	0,5%	0,4%	0,4%	0,4%
Amount withheld by Generali	(1.066)	(1.073)	(1.079)	(1.086)	(1.092)	(1.097)	(1.103)	(1.108)	(1.113)	(1.118)	(1.123)	(1.127)
As a percentage of gross revenue from premiums %	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%	-39,3%
Gross Revenues TIM - Pro Labore (R$ thousands)	1.647	1.657	1.667	1.677	1.686	1.695	1.703	1.711	1.719	1.727	1.734	1.741
(-) Telecom deductions	(868)	(874)	(879)	(884)	(889)	(894)	(898)	(902)	(906)	(910)	(914)	(918)
As a percentage of gross revenue from premiums %	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%	-32,0%
(-) ISS	(58)	(58)	(58)	(59)	(59)	(59)	(60)	(60)	(60)	(60)	(61)	(61)
As a percentage of gross revenue TIM %	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%	-3,50%
(-) PIS/Cofins	(152)	(153)	(154)	(155)	(156)	(157)	(158)	(158)	(159)	(160)	(160)	(161)
As a percentage of gross revenue TIM %	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%	-9,25%
Net Revenue (R$ thousands)	**569**	**572**	**576**	**579**	**582**	**585**	**588**	**591**	**594**	**596**	**599**	**601**
Growth %	0,7%	0,6%	0,6%	0,6%	0,5%	0,5%	0,5%	0,5%	0,5%	0,4%	0,4%	0,4%

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 30

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Operating costs

- The costs of the Project were segregated between variable and fixed. The variable costs refer to the costs to send SMS to TIM clients, while the fixed costs refer to the allocation of TIM's fixed operating structure to the Project.
- All of the costs were projected considering inflationary impacts.

Variable costs

- TIM's Management informed us that the industrial cost of each SMS is R$0.0047 and, for projection purposes of the variable cost, the estimate was of 1 SMS sent per month to each client of the explorable client base and 5 SMS sent to each client that adheres to the service. This cost considers the allocation of costs with the use of the installed network, depreciation, maintenance and other recurring expenditures for the operation of SMS.

Fixed costs

- An initial cost was estimated of R$2,550.00 per month relative to TIM's fixed cost that will be allocated to the Project. This cost takes into account the number of employees and the average cost of each marketing employee involved in the Project, considering the time spent with it.

Operationg Costs	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Explorable Client Base (thousands)	**27.121**	**25.885**	**24.705**	**23.579**	**22.505**	**21.479**	**20.500**	**19.566**	**18.674**	**17.823**	**17.011**	**16.235**
Cost per SMS(R$)	(0,0047)	(0,0047)	(0,0047)	(0,0048)	(0,0048)	(0,0048)	(0,0048)	(0,0048)	(0,0049)	(0,0049)	(0,0049)	(0,0049)
Variable Cost - Client Base (R$ Thousands)	(127)	(122)	(117)	(112)	(108)	(103)	(99)	(95)	(91)	(87)	(83)	(80)
New Clients (thousands)	**184**	**176**	**168**	**160**	**153**	**146**	**139**	**133**	**127**	**121**	**116**	**110**
Cost per SMS, per activation (R$)	(0,0235)	(0,0236)	(0,0237)	(0,0238)	(0,0239)	(0,0240)	(0,0241)	(0,0242)	(0,0243)	(0,0244)	(0,0245)	(0,0246)
Variable Costs - Activations (R$ Thousands)	(4)	(4)	(4)	(4)	(4)	(4)	(3)	(3)	(3)	(3)	(3)	(3)
Total Variable Cost (R$ Thousands)	**(132)**	**(126)**	**(121)**	**(116)**	**(111)**	**(107)**	**(102)**	**(98)**	**(94)**	**(90)**	**(86)**	**(83)**
Fixed Costs (R$ Thousands)	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**
Total Costs (R$ Thousands)	**(134)**	**(129)**	**(124)**	**(119)**	**(114)**	**(109)**	**(105)**	**(101)**	**(97)**	**(93)**	**(89)**	**(85)**

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Economic and financial analysis report 31

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Operationg Costs	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Explorable Client Base (thousands)	**15.495**	**14.853**	**14.237**	**13.646**	**13.080**	**12.537**	**12.017**	**11.519**	**11.041**	**10.583**	**10.144**	**9.723**
Cost per SMS(R$)	(0,0049)	(0,0050)	(0,0050)	(0,0050)	(0,0050)	(0,0051)	(0,0051)	(0,0051)	(0,0051)	(0,0051)	(0,0052)	(0,0052)
Variable Cost - Client Base (R$ Thousands)	(77)	(74)	(71)	(68)	(66)	(63)	(61)	(59)	(57)	(54)	(52)	(50)
New Clients (thousands)	**31**	**30**	**28**	**27**	**26**	**25**	**24**	**23**	**22**	**21**	**20**	**19**
Cost per SMS, per activation (R$)	(0,0247)	(0,0248)	(0,0250)	(0,0251)	(0,0252)	(0,0253)	(0,0254)	(0,0255)	(0,0256)	(0,0257)	(0,0258)	(0,0260)
Variable Costs - Activations (R$ Thousands)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Total Variable Cost (R$ Thousands)	**(77)**	**(75)**	**(72)**	**(69)**	**(67)**	**(64)**	**(62)**	**(59)**	**(57)**	**(55)**	**(53)**	**(51)**
Fixed Costs (R$ Thousands)	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**
Total Costs (R$ Thousands)	**(80)**	**(77)**	**(74)**	**(72)**	**(69)**	**(67)**	**(64)**	**(62)**	**(60)**	**(58)**	**(56)**	**(54)**

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Economic and financial analysis report 32

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

Operationg Costs	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Explorable Client Base (thousands)	**9.320**	**8.938**	**8.571**	**8.219**	**7.882**	**7.559**	**7.249**	**6.951**	**6.666**	**6.393**	**6.130**	**5.879**
Cost per SMS(R$)	(0,0052)	(0,0052)	(0,0053)	(0,0053)	(0,0053)	(0,0053)	(0,0053)	(0,0054)	(0,0054)	(0,0054)	(0,0054)	(0,0055)
Variable Cost - Client Base (R$ Thousands)	(49)	(47)	(45)	(43)	(42)	(40)	(39)	(37)	(36)	(35)	(33)	(32)
New Clients (thousands)	**15**	**14**	**14**	**13**	**13**	**12**	**12**	**11**	**11**	**10**	**10**	**9**
Cost per SMS, per activation (R$)	(0,0261)	(0,0262)	(0,0263)	(0,0264)	(0,0265)	(0,0266)	(0,0267)	(0,0268)	(0,0269)	(0,0271)	(0,0272)	(0,0273)
Variable Costs - Activations (R$ Thousands)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Total Variable Cost (R$ Thousands)	**(49)**	**(47)**	**(45)**	**(44)**	**(42)**	**(41)**	**(39)**	**(38)**	**(36)**	**(35)**	**(34)**	**(32)**
Fixed Costs (R$ Thousands)	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**
Total Costs (R$ Thousands)	**(52)**	**(50)**	**(48)**	**(47)**	**(45)**	**(43)**	**(42)**	**(41)**	**(39)**	**(38)**	**(37)**	**(35)**

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Economic and financial analysis report 33

4. Analysis of the Business Plan (cont'd.)

Operating assumptions (cont'd.)

CAPEX

- The initial investment estimated of R$10 thousand considers only the investment necessary for the adjustments of TIMs systems. In this way, the expenditures with the viability analysis study of the project was not considered, nor the investment for expansion and maintenance of the network. The cost with expansion of the network was considered in the variable costs of the projection.

Depreciation and Amortization

- The depreciation and amortization rate of 20% p.a., considered for the fixed and intangible assets were applied based on the discussions with Management and represent the average rate of depreciation and amortization of the existing assets.

Reinvestment

- For purposes of projection a reinvestment rate of 70% of the depreciation and amortization for the period was considered.

Income Tax and Social Contribution

- For purposes of calculation of Corporate Income Tax (IRPJ) and of Social Contribution on Net Income (CSSL), applicable legislation and the tax levy system adopted by the Company of 34% were considered.

Working Capital

- The investment in working capital was not considered due to its immateriality.

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Economic and financial analysis report 34

4. Analysis of the Business Plan (cont'd.)

Methodology applied in the analysis

Discounted cash flow

- The discounted cash flow methodology is based on the concept that the value of a company, business or project is directly related to the amounts and the periods in which the free cash flows deriving from the operations will be available for distribution. Thus, for the shareholders, the value of the Company, business or project is measured by the amount of financial resources that are expected to be generated in the future by the business, discounted to present value, to reflect the time, the opportunity cost and the risk associated with such distribution.
- This methodology also captures the intangible assets, such as trademark, clients' portfolio, products portfolio and market share, to the extent that all of such assets are reflected in the company's capability of generating results.
- For purposes of the analysis, one considers that 100% of the cash surpluses will be available for distribution.
- In order to calculate future cash flows generated by a company's operations, Income statements are projected. The projected values of expenses with depreciation and amortization are added to the projected values, the projected investments are deducted and the balance of the projected net working capital is added. Other items that affect the Companies cash flow are also considered when appropriate.
- However, it is important to point out that the net profit calculated in the income projections should not be compared with the accounting net profit to be reported in subsequent financial years.
- This is due to the fact, among other reasons, that the realized net income is affected by non-operating and non-recurrent factors, such as occasional revenues, non-operating revenues, revenues and/or expenses with monetary and foreign exchange variances, among others. These factors are not projected on account of their unpredictability and extraordinary nature.
- The projection of the future income statements is only intended for the purpose of calculating the projected cash flow of the business that is being analyzed, which contemplates the future cash flows available for the shareholders. At this stage of the analysis, the objective is to determine the capacity to generate cash from Projects normal operations, which means, its potential of generating wealth for the shareholders as a result of its operating characteristics.
- The annual cash flows are then discounted by the cost of capital, which already reflects the opportunity cost of investments in companies with operations similar to that of which is being analyzed. The WACC (Weighted Average Cost of Capital) was used for analyzing the Project, considering that the cash flow for the Company was used. Subsequently the discounted cash flows are added in order to estimate the value of the Project.
- The horizon of projection will extend for 3 years, according to the characteristics of the Project and the agreement between TIM and Generali.

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Economic and financial analysis report 35

4. Analysis of the Business Plan (cont'd.)

Discount rate

The discount rate calculation is an essential stage of the analysis. This single factor reflects aspects of a subjective and variable nature, which vary from investor to investor, such as the opportunity cost and the particular perception of the risk of the investment. For this analysis the discount rate used was extracted from the WACC calculation.

Cost of capital

The WACC (English acronym for Weighted Average Cost of Capital) rate was used as an appropriate parameter to calculate the discount rate to be applied to the cash flows of the Company. The WACC takes a number of financing components into consideration used by a company to finance its needs, including debt and equity, and is calculated according to the following formula:

WACC
Weighted Average Cost of Capital

=

D/(D+E) **x** **Kd * (1-t)**

+

E/(D+E) **x** **Ke**

$$WACC = \frac{D}{D+E} \times Kd \times (1-t) + \frac{E}{D+E} \times Ke$$

Where:

D	= Total third party capital
E	= Total own capital
t	= Income tax and social contribution rate
Kd	= Cost of third party capital
Ke	= Cost of own capital

Cost of Equity (Ke)

The cost of equity can be calculated using the CAPM (English acronym for Capital Assets Pricing Model). Considering that the project being analyzed is in Brazil, the cost of equity is calculated by the following formula:

Ke
Cost of Equity

=

Rf

+

ß* (E[Rm] – Rf)

+

Rb

+

Ib – Ia

$$Ke = Rf + \beta \times (E[Rm] - Rf) + Rb + (Ib - Ia)$$

Where:

Rf	= Average risk-free return
β	= Beta (market risk coefficient of the appraised company)
E[Rm]	= Average long-term return obtained in the U.S. stock market
E[Rm] - Rf	= Stock market risk premium
Rb	= Risk associated with Brazil
Ia	= Long-term inflation in the U.S.
Ib	= Brazilian inflation

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Economic and financial analysis report 36

4. Analysis of the Business Plan (cont'd.)

Risk free rate

- in order to quantify the average risk-free return (Rf) a return of 5.33% was considered.(Source: TIM)

Calculation of Beta

- Beta is the market risk coefficient of the shares of a company compared to a market index, which represents the stock market as a whole. In the case of a valuation of a company that is listed and has significant negotiations on the stock exchange, the share Beta is calculated by the covariance of weekly returns compared to the selected market index during a certain period prior to the base date of the analysis.
- It is considered that the Beta of the company can be adequately represented by the average Beta of a group of companies of its sector of operation in a developed market. Thus, the average Beta for the sector is calculated based on the average correlations of weekly returns of companies from the same sector, in relation to the weekly returns from the market index during a certain period.
- The Beta of 1.60 used in the appraisal considers the Beta provided by TIM's Management, so as to best reflect the volatility of the sector in relation to the market.

Market risk premium

- For the market risk premium (i.e., E[Rm] - Rf), 5,7% was adopted, which represents the Market Risk Premium of Italy for TIM. (Source: TIM)

Brazil risk

- In order to quantify the risk associated with Brazil (Rb), a difference of 2.25% was considered. (Source: TIM)

U.S. inflation

- The inflation of the Euro zone (Ia) of 1.30% was considered. (Source: TIM)

Brazilian inflation

- It was considered on the base date an expected average long-term annual inflation in Brazil (Ib) of 4.5%. (Source: TIM).

Calculation of the discount rate

- The table below shows the calculation of the CAPM:

CAPM Calculation	
Risk Free Rate	5,33%
Beta	1,6
Market Risk Premium	5,69%
Brazilian Country Risk Premium	2,25%
Inflation Difference	3,20%
CAPM (R$)	**20,42%**

- The table below shows the calculation of the WACC:

WACC Calculation	
CAPM	20,42%
D/E yield	115,14%
Average Cost of Debt	13,15%
Annual WACC (R$)	**16,53%**
Monthly WACC (R$)	**1,3%**

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Economic and financial analysis report 37

Content

1. 1. Introduction
2. Brief description of the market and of the company
3. Analysis of the Project
4. Analysis of the Business Plan
5. Estimates of the Project
   - Estimate of the economic and financial value and gross revenue
6. Conclusion
Appendix

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Economic and financial analysis report 38

5.Estimates of the Project

Estimate of the economic and financial value and gross revenue

- A summary of the calculation of the Net Present Value of the Project is shown below:

Economic Value Estimate	NPV	Gross Revenue
Year 1 (R$ Thousands)	1.198	9.914
Year 2 (R$ Thousands)	2.916	18.481
Year 3 (R$ Thousands)	2.917	20.364
Project (R$ Thousands)	**7.032**	**48.759**
	Discount Rate - 1,3% p.m.	

Gross Revenue considered is the pro labore revenue paid by Generali to TIM

- The calculations are presented in detail in the Exhibit to this report.

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Economic and financial analysis report 39

Content

1. Introduction

2. Brief description of the market and of the company

3. Analysis of the Project

4. Analysis of the Business Plan

5. Estimate of the Project

6. Conclusion

- Conclusion of the Analysis

Appendix

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Economic and financial analysis report 40

6. Conclusion

Conclusion of the analyses

- Based on the objective, on the scope of the work and on the assumptions previously described, the financial indicators estimates of the Project are shown below:

Financial Indicators	
Payback (in months)	**4,00**
Gross Revenue - Project (R$ thousands)	**48.759**
NPV (R$ thousands) @ 1,3% p.m.	**7.032**
IRR - Year 1	45,19%
IRR - Years 1 and 2	47,27%
IRR - Project	**47,29%**
Net Margin - Year 1 Average	18,27%
Net Margin - Year 2 Average	57,70%
Net Margin - Year 3 Average	61,12%
Net Margin- Project	**45,70%**

Gross Revenue considered is the pro labore revenue paid by Generali to TIM

- As a result of the recalculation of the amount of the premium, we identified that the price proposed by Generali is approximately 8% below the price of an insurer with a similar portfolio.
- The minimum risk premium that may be practiced for this product will be R$0.47, removing from the composition of such premium the pro labore, DA/DO and the Profit Margin, otherwise the product may become insolvent.
- Considering the technical price (premium) aspects, loss ratio and expenses described previously that are associated with the distribution and operating responsibilities assumed by TIM in the Agreement established with the Insurer, as well as the practices that we observed in our surveys in the Brazilian insurance market, no fact has come to our knowledge that could indicate inadequacy of the percentage of pro labore stipulated for remuneration of the TIM services ("Sponsor").
- In the analyses of the characteristics of the operating agreement and of the proposed operating indicators, no fact came to our knowledge that could indicate inadequacy.
- For sensitivity reasons we have estimated a Breakeven scenario, where the NPV of the first year is set to zero. A monthly average of 401 active clients is required for such scenario.

Breakeven Analysis	
Payback (in months)	12,00
Estimated Penetration - Breakeven Year 1	0,372%
Active Clients - average monthly (thousands)	401

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Economic and financial analysis report 41

6. Conclusion (cont'd.)

Important notes

- We emphasize that this study is substantially based on the assumptions provided by the Company's Management.
- In the course of our work, we applied analysis procedures which we considered appropriate in the context of the study. Nevertheless, KPMG does not take responsibility for the information provided to it and cannot, under any circumstances, be liable for or support any resulting damages or losses arising from omission of data and information by the Management of the Companies. We also emphasize that this work did not constitute an audit according to generally accepted auditing standards and should not be construed as such.
- We cannot, nor the Management of the Company, guarantee that the future projected results will be achieved, given that expected events may not occur on account of various exogenous, environmental and operational factors, therefore leading to relevant differences.

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Economic and financial analysis report 42

Content

1. Introduction
2. Criterion for economic and financial analysis
3. Brief description of the market of the company
4. Analysis of the Project
5. Discount rate
6. Assumptions adopted
7. Estimates of the economic and financial value
8. Conclusion

Appendix

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Economic and financial analysis report 43

Income Statement

Monthly Income Statement	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Gross Revenue	**149**	**292**	**428**	**558**	**682**	**801**	**913**	**1.021**	**1.124**	**1.222**	**1.316**	**1.406**
(-) ICMS	(79)	(154)	(226)	(294)	(360)	(422)	(482)	(538)	(593)	(644)	(694)	(741)
(-) ISS	(5)	(10)	(15)	(20)	(24)	(28)	(32)	(36)	(39)	(43)	(46)	(49)
(-) PIS/Cofins	(14)	(27)	(40)	(52)	(63)	(74)	(84)	(94)	(104)	(113)	(122)	(130)
Net revenue	**52**	**101**	**148**	**193**	**236**	**276**	**315**	**353**	**388**	**422**	**454**	**485**
Costs	(134)	(130)	(124)	(119)	(114)	(110)	(105)	(101)	(97)	(93)	(89)	(86)
Variable Costs	(132)	(127)	(122)	(117)	(112)	(107)	(103)	(99)	(94)	(91)	(87)	(83)
Fixed Costs	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
EBITDA	**(83)**	**(29)**	**24**	**73**	**121**	**167**	**210**	**252**	**291**	**329**	**365**	**400**
Depreciation and Amortization	-	(0,15)	(0,15)	(0,16)	(0,16)	(0,16)	(0,16)	(0,16)	(0,17)	(0,17)	(0,17)	(0,17)
EBIT	**(83)**	**(29)**	**23**	**73**	**121**	**166**	**210**	**251**	**291**	**329**	**365**	**399**
IR/CS	-	-	(8)	(25)	(41)	(57)	(71)	(85)	(99)	(112)	(124)	(136)
Net Profit	**(83)**	**(29)**	**15**	**48**	**80**	**110**	**139**	**166**	**192**	**217**	**241**	**264**

Amounts in Thousands of R$

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Economic and financial analysis report 44

Income Statement (cont'd)

Monthly Income Statement	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Gross Revenue	1.430	1.453	1.475	1.496	1.516	1.535	1.554	1.572	1.589	1.605	1.621	1.636
(-) ICMS	(754)	(766)	(777)	(789)	(799)	(809)	(819)	(829)	(838)	(846)	(855)	(862)
(-) ISS	(50)	(51)	(52)	(52)	(53)	(54)	(54)	(55)	(56)	(56)	(57)	(57)
(-) PIS/Cofins	(132)	(134)	(136)	(138)	(140)	(142)	(144)	(145)	(147)	(148)	(150)	(151)
Net revenue	494	502	509	516	523	530	537	543	549	554	560	565
Costs	(81)	(77)	(75)	(72)	(69)	(67)	(64)	(62)	(60)	(58)	(56)	(54)
Variable Costs	(78)	(75)	(72)	(69)	(67)	(64)	(62)	(59)	(57)	(55)	(53)	(51)
Fixed Costs	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
EBITDA	413	424	435	445	454	463	472	481	489	496	504	511
Depreciation and Amortization	(0,17)	(0,17)	(0,18)	(0,18)	(0,18)	(0,18)	(0,18)	(0,19)	(0,19)	(0,19)	(0,19)	(0,19)
EBIT	413	424	434	444	454	463	472	480	488	496	504	511
IR/CS	(140)	(144)	(148)	(151)	(154)	(157)	(160)	(163)	(166)	(169)	(171)	(174)
Net Profit	273	280	287	293	300	306	311	317	322	328	332	337

Amounts in thousands of R$

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Economic and financial analysis report 45

Income Statement (cont'd)

Monthly Income Statement	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Gross Revenue	**1.647**	**1.657**	**1.667**	**1.677**	**1.686**	**1.695**	**1.703**	**1.711**	**1.719**	**1.727**	**1.734**	**1.741**
(-) ICMS	(868)	(874)	(879)	(884)	(889)	(894)	(898)	(902)	(906)	(910)	(914)	(918)
(-) ISS	(58)	(58)	(58)	(59)	(59)	(59)	(60)	(60)	(60)	(60)	(61)	(61)
(-) PIS/Cofins	(152)	(153)	(154)	(155)	(156)	(157)	(158)	(158)	(159)	(160)	(160)	(161)
Net revenue	**569**	**572**	**576**	**579**	**582**	**585**	**588**	**591**	**594**	**596**	**599**	**601**
Costs	(52)	(50)	(48)	(47)	(45)	(43)	(42)	(41)	(39)	(38)	(37)	(35)
Variable Costs	(49)	(47)	(45)	(44)	(42)	(41)	(39)	(38)	(36)	(35)	(34)	(32)
Fixed Costs	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
EBITDA	**517**	**522**	**527**	**532**	**537**	**542**	**546**	**550**	**555**	**558**	**562**	**566**
Depreciation and Amortization	(0,20)	(0,20)	(0,20)	(0,20)	(0,20)	(0,21)	(0,21)	(0,21)	(0,21)	(0,22)	(0,22)	(0,22)
EBIT	**517**	**522**	**527**	**532**	**537**	**542**	**546**	**550**	**554**	**558**	**562**	**566**
IR/CS	(176)	(177)	(179)	(181)	(183)	(184)	(186)	(187)	(188)	(190)	(191)	(192)
Net Profit	**341**	**345**	**348**	**351**	**354**	**357**	**360**	**363**	**366**	**368**	**371**	**373**

Amounts in thousands of R$

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 46

Cash Flow Adjustment

Cash Flow Adjustments	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Net Profit	**(83)**	**(29)**	**15**	**48**	**80**	**110**	**139**	**166**	**192**	**217**	**241**	**264**
+ Amortization and Depreciation	-	0,15	0,15	0,16	0,16	0,16	0,16	0,16	0,17	0,17	0,17	0,17
- CAPEX	(10,00)	(0,11)	(0,11)	(0,11)	(0,11)	(0,11)	(0,11)	(0,11)	(0,12)	(0,12)	(0,12)	(0,12)
Free Cash Flow	**(93)**	**(29)**	**15**	**48**	**80**	**110**	**139**	**166**	**192**	**217**	**241**	**264**

Cash Flow Adjustments	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Net Profit	**273**	**280**	**287**	**293**	**300**	**306**	**311**	**317**	**322**	**328**	**332**	**337**
+ Amortization and Depreciation	0,17	0,17	0,18	0,18	0,18	0,18	0,18	0,19	0,19	0,19	0,19	0,19
- CAPEX	(0,12)	(0,12)	(0,12)	(0,12)	(0,13)	(0,13)	(0,13)	(0,13)	(0,13)	(0,13)	(0,13)	(0,14)
Free Cash Flow	**273**	**280**	**287**	**293**	**300**	**306**	**312**	**317**	**322**	**328**	**333**	**337**

Cash Flow Adjustments	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Net Profit	**341**	**345**	**348**	**351**	**354**	**357**	**360**	**363**	**366**	**368**	**371**	**373**
+ Amortization and Depreciation	0,20	0,20	0,20	0,20	0,20	0,21	0,21	0,21	0,21	0,22	0,22	0,22
- CAPEX	(0,14)	(0,14)	(0,14)	(0,14)	(0,14)	(0,14)	(0,15)	(0,15)	(0,15)	(0,15)	(0,15)	(0,15)
Free Cash Flow	**341**	**345**	**348**	**351**	**354**	**358**	**360**	**363**	**366**	**368**	**371**	**373**

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 47

Income Statement (cont'd)

Statement of Cash Flow (R$ Thousands)	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Free Cash Flow	**(93)**	**(29)**	**15**	**48**	**80**	**110**	**139**	**166**	**192**	**217**	**241**	**264**
Discount Rate	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%
Period	0,5	1,5	2,5	3,5	4,5	5,5	6,5	7,5	8,5	9,5	10,5	11,5
Discount Factor	0,99	0,98	0,97	0,96	0,94	0,93	0,92	0,91	0,90	0,88	0,87	0,86
Discounted Cash Flow	**(92)**	**(28)**	**15**	**46**	**75**	**102**	**127**	**151**	**172**	**192**	**210**	**227**
Total Net Present Value	**7.032**											

Statement of Cash Flow (R$ Thousands)	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Free Cash Flow	**273**	**280**	**287**	**293**	**300**	**306**	**312**	**317**	**322**	**328**	**333**	**337**
Discount Rate	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%
Period	12,5	13,5	14,5	15,5	16,5	17,5	18,5	19,5	20,5	21,5	22,5	23,5
Discount Factor	0,85	0,84	0,83	0,82	0,81	0,80	0,79	0,78	0,77	0,76	0,75	0,74
Discounted Cash Flow	**232**	**235**	**238**	**240**	**242**	**244**	**245**	**247**	**247**	**248**	**249**	**249**

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 48

Income Statement (cont'd)

Statement of Cash Flow (R$ Thousands)	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Free Cash Flow	**341**	**345**	**348**	**351**	**354**	**358**	**360**	**363**	**366**	**368**	**371**	**373**
Discount Rate	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%
Period	24,5	25,5	26,5	27,5	28,5	29,5	30,5	31,5	32,5	33,5	34,5	35,5
Discount Factor	0,73	0,72	0,71	0,70	0,69	0,68	0,67	0,67	0,66	0,65	0,64	0,63
Discounted Cash Flow	**249**	**248**	**247**	**246**	**245**	**244**	**243**	**242**	**240**	**239**	**238**	**236**

© [2012] KPMG Corporate Finance, a Brazilian Company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Economic and financial analysis report 49

INSURANCE STIPULATION AND COMMERCIALIZATION AGREEMENT

By this private instrument, and in the best form of law, the Parties qualified below:

TIM CELULAR S.A., with headquarters at Avenida Giovanni Gronchi, nº 7.143, City of São Paulo, State of São Paulo, enrolled with CNPJ/MF (Taxpayer Identification Number) 04.206.050/0001-80, represented herein in accordance with its articles of incorporation, by its undersigned legal representatives, hereinafter simply referred to as CONTRACTING PARTY;

And, on the other side:

GENERALI BRASIL SEGUROS S/A, with headquarters at Avenida Rio Branco, nº 128, 7ºandar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with CNPJ (Taxpayer Identification Number) 33.072.307/0001-57, duly authorized to operate with Collective and Life insurances, in the capacity of Insurer, by SUSEP - Supervision of Private Insurances, pursuant to Decree n. 19.848, published on the Official Gazette dated November 12, 1945, represented herein by its undersigned legal representatives, hereinafter simply referred to as INSURER;

The CONTRACTING PARTY and the INSURER, jointly, referred to as “Parties” and, individually, as “Party”.

WHEREAS:

I. - the CONTRACTING PARTY is a company providing Personal Mobile Service (SMP) whose customers, hereinafter referred to as “CONTRACTING PARTY’S Customers”, are users of mobile telephony and other services provided by the CONTRACTING PARTY;

II. - The CONTRACTING PARTY owns a customer’s base that may have interest in contracting the insurance commercialized by the INSURER.

III. - The CONTRACTING PARTY is interested in offering the insurance to its customers in partnership with the INSURER.

IV. - The INSURER is interested in offering insurance to the CONTRACTING PARTY’S Customers in partnership with the CONTRACTING PARTY.

V. - The Parts are interested in the insurance to be commercialized is profitable for both parties, and brings benefits to the CONTRACTING PARTY’S Customers.

VI. - The INSURER is a company specialized in the commercialization of life insurances, hereinafter referred to as “Insurance”.

The Parties mutually agree with the execution of this Insurance Stipulation and Commercialization Agreement (“Agreement”), with the purpose of regulating financial, commercial, and service relations, ownership of rights and Other Covenants arising from the Stipulation of insurance coverage for the customers of the CONTRACTING PARTY, in accordance with the Legal Requirements and the following terms and conditions:

REPRESENTATIONS AND AUTHORIZATIONS:

The undersigned people appointed as representative of the Parties declare to possess, on the date of the execution of this instrument, powers to represent them herein, as well as practice other acts arising from this pact, under penalty of assuming, for itself, the obligations contained herein, without damage to the compensation of loss of profits, pecuniary loss or pain and suffering caused to the Non-defaulting Party, even if demonstrated the good-faith of the Defaulting Party.

The Parties declare and guarantee, one another, what follows:

Authority Related to this Agreement. The Parts have full legal capacity and obtained all corporate authorizations necessary for the execution of this Instrument and to conclude the operations contemplated herein. This Agreement was duly and validly executed and constitutes a valid and binding instrument, enforceable in relation to the Parties, in accordance with its terms.

No Default. The execution of this agreement (i) does not violate any provisions of the articles of incorporation of the Parties, (ii) does not violate, or infringes in any way, nor constitutes, or gives cause to the default of other agreement provisions, commitments, or other obligations entered by the Parties or to which they are bound, (iii) does not violate any provision of law, decree, rule or regulation, administrative or judicial order to which the Parties are suibject, and (iv) does not require any consent, approval or authorization, acknowledgment, or filing or registration next to any person, natural person or legal entity, or court, except for the authorizations and other formalities already provided in this Agreement and those that were already obtained and are in force on this date.

Each one of the Partners and/or Administrators, herein, declare and guarantee the others, as follows, that:

They have the authority and the capacity necessary to execute this agreement and assume the obligations arising therefrom;

The execution of this agreement and the compliance with the obligations assumed thereby does not violate any other obligation previously assumed by any of the parties;

This agreement constitutes a legal, valid and binding obligation of each one of the Parties, enforceable against each one of them, in accordance with its clauses, and;

This Agreement was validly executed by each one of the Parties.

CLAUSE I - DEFINITIONS

1.1        As used in this Agreement, the following terms have the meaning indicated below. The other terms referred in capital letters and not defined herein shall have the meanings attributed in the body of this Agreement:

“Covered Personal Accident”: means the event with characterized date, exclusive and directly external, sudden, involuntary, violent and causing physical damage that, by itself regardless of all and any other cause, has as direct result the death of the Insured Party.

“Channel”: means the means made available by the CONTRACTING PARTY so that its Customers reveal interest in acquiring the Insurance. For the Insurance, object of this Agreement, the Channel shall be the SMS.

“Customers”: mean the users subscribing the Personal Mobile Service (“SMP”) provided by the CONTRACTING PARTY to ‘prepaid’ customers.

“Premium”: means the total amount paid by customer for the purchase and maintenance of the product.

“Total Premium”: means the sum of all Insurance Premiums paid by the Customers.

“Net Premium”: means the value of the Total Premiums of the Insurance Certificates sold, not cancelled, deducted the values due by way of Pro-Labore to the CONTRACTING PARTY and IOF.

“Covered Product”: Product acquired by the Customer and identified in the Product Certificate.

“Product”: is characterized by the combination of the offer of 3 components, below, as described in Annex I:
•    Reimbursement of Funeral Expenses, per Covered Personal Accident;
•    Assistance to the Crime Victims; and
•    Capitalization Bond.

The Product defined herein is the sole object of commercialization arising from this Agreement, involving the CONTRACTING PARTY.

“Legal Requirements”: requirements, restrictions, rules or obligations imposed to any of the Parties or to the Product object hereof, by reason of any law, rule, regulation, decision or applicable order.

“Collection of Premiums”: the invoicing, collection and any return performed, registered and controlled by the CONTRACTING PARTY, of the Insurance Premium of the Customers who adhere to the offered Product. The collection shall be made by credits of prepaid customers.

“Inclusive”: business partner contracted by the CONTRACTING PARTY, for the operation and control of adhesion, activations, cancellations, fees management and maintenance of the CONTRACTING PARTY’s customer base who acquire the Product.

“Third Party Contractor”: Institutions contracted by the INSURER, whose purpose is:
•    To provide Assistance Service to Crime Victims;
•    To manage the component of capitalization of the Product;
•    To manage the operation of the Product.

“Confidential Information”: (i) all information changed between the Parties, whether verbally or in writing; (ii) information referring to businesses of each Party, as well as technical information, including, but not limited to, information related to the products plans of each Party, customers, designs, costs, prices and the name of products, finances, marketing plans, business opportunities, staff, surveys, development or technical knowledge products performance indicators; and (iii) clauses, terms and conditions hereof.

“SMS”: acronym for Short Message Service. Means the added value service provided by the CONTRACTING PARTY consisting on the sending of short text messages, with text/characters limitation according to the Customer’s mobile phone, being certain that the maximum capacity is of 160 (one hundred and sixty) characters. The insurance offer shall be made through this service.

“L.A”: acronym for Large Account. Means the exclusive digital way, identified by a numerical code, made available by the CONTRACTING PARTY for the traffic of SMS service.

“Short Code”: numerical code used for identification of a Large Account.

“SLA” : Service Level Agreement means the service level agreement containing the definitions of quality criteria, measurement parameters, goals, penalties and obligations of the Parties, relevant terms and measures to be observed and adopted by the Parties for the perfect and adequate operation of the service, object hereof.

CLAUSE II - PURPOSE

2.1        The purpose of this instrument is to establish the commercial and technical conditions between the CONTRACTING PARTY and the INSURER, which shall offer to the CONTRACTING PARTY’S Customers the voluntary adhesion to the Product described herein. The Customers shall pay Insurance Premiums per month, through the debit of recharge credits. The CONTRACTING PARTY shall transfer Insurance Premiums to the INSURER by means which shall be agreed in the Operational Flows.

2.2        The INSURER shall act in the capacity of subscriber for the insured risks, modeling the Product and the coverage, defining and receiving Premiums, issuing Certificates, regulating and, amongst other attributions, indemnifying accidents, according to the General ,Special and Private Conditions of the insurance offered to the CONTRACTING PARTY’S Customers.

2.3        The Parties provide that the Product offers to the CONTRACTING PARTY’S Customers base shall be made by means of SMS. Other Sales Channels that the Parties may glimpse can be discussed in the future and included in this Agreement by means of an Amendment.

2.4        The offers of Product adhesion shall be made in accordance with the rules and frequency agreed between the Parties. Any legal, regulatory and judicial restrictions regarding the offer of products and services by means of SMS to the CONTRACTING PARTY’S Customers shall also be observed, and shall be treated promptly.

2.5        The value charged from the customers for the contract and maintenance of Product, object hereof, shall correspond to BRL 1.50 (one Brazilian Real and fifty cents), observed the provisions of clauses 3.7 and 5.2 hereof.

2.6          ANNEX I - PRODUCT DESCRIPTION AND OPERATIONAL FLOWS (“Annex I”), which shall be timely executed and shall be initialed by the Legal Representatives of the Parties, shall be an integral part of this agreement, for all legal purposes.

2.7        The insured Customers, upon the ending of the validity of this Agreement, shall keep such quality until the validity of its individual Insurance Certificate expires, or until the Customer decides, voluntarily, to cancel the Product, whatever occurs first.

2.8        The Parties agree that, during the validity of this Instrument, the commercial relation defined herein shall be based on “good-faith” and authenticity, whether regarding the object of this Agreement, whether the circumstances and statements in relation thereto, and shall be governed by the basic commercial conditions defined in the Clauses below.

CLAUSE III - OBLIGATIONS OF THE CONTRACTING PARTY

3.1        The CONTRACTING PARTY shall offer to its Customers the Product described in Annex I, in accordance with the operational flows agreed, in writing, between the Parties.

3.1.1      The CONTRACTING PARTY cannot commercialize the Product before the date of launching to be previously agreed with the INSURER.

3.2        The CONTRACTING PARTY shall make possible to its Customers the voluntary acquisition of the Product, by making the registration of the adhesions in its Systems, in order to allow to the accomplishment of the charge/collection of the relevant Premiums monthly.

3.3        The CONTRACTING PARTY shall direct any customers’ doubt regarding the Product to the customers service number to be made available by the INSURER, or to the INSURER’S website. The Customers shall contact the costumer’s service available by the INSURER by means of a fixed or mobile phone call, in all the Brazilian territory, and/or by consultation to the website available for such purpose.

3.4        The CONTRACTING PARTY is responsible for the contract of company selected by it, at its exclusive criterion, which shall act as Integrator in the commercialization of the insurance offered by the INSURER.

3.4.1      This relationship shall be treated solely in independent and specific agreement, entered between the CONTRACTING PARTY and the Integrator, exempting the insurer from any liability arising from this contractual relationship, and the CONTRACTING PARTY shall be before the INSURER the sole responsible for the compliance with the obligations agreed herein.

3.5        The CONTRACTING PARTY shall inform the INSURER the Taxpayer Identification Number - CPF - of the Customers who adhere to the Product, which shall receive the data for the specific purposes provided in this contractual object, protecting the secrecy of information transmitted by the Contracting Party, according to the law in force.

3.6        The CONTRACTING PARTY shall supply the INSURER, biweekly, in format, layout and content previously established by common agreement between the Parties, in accordance with the operational flows that may agreed, the Adhesions, Cancellations and Performances Report related to the previous month.

3.6.1      The adhesions to the Product and the respective cancellations shall be processed by the CONTRACTING PARTIES and be presented to the INSURER, daily, for the purposes of inclusion or exclusion of the Customer from the INSURER’s Customers base.

3.6.2      In the event of any claims, penalties or fines for the cases where the Product has been charged without the Customer’s adhesion, the CONTRACTING PARTY shall be the sole responsible and shall assume all obligations arising from this action, unless the error results from responsibility that, by reason of this Agreement or legal determination, is attributed to the INSURER, case where it shall indemnify the CONTRACTING PARTY and/or Third Parties.

3.7        The CONTRACTING PARTY shall transfer to the INSURER an amount corresponding to 100% of the value of the Total Premiums effectively collected, as described in the Adhesions, Cancellations and Performance Reports.

3.7.1      The CONTRACTING PARTY shall issue, to each tansfer made to the INSURER, an acquisition receipt demonstrating the total value charged from its Customers, referring to the Product object hereof.

3.8        If sold Products are identified, however, demonstrably, without the relevant transfer of the premium to the INSURER, the CONTRACTING PARTY undertakes, without damage to the obligation of transfer of these Premiums, and the application of penalties arising from the delay in the transfer, to perform an internal inquiry for the identification of the reasons and to solve them in up to 30 (thirty) days. If the reason of the delay is bound to costumers’ claims in agencies of costumer defense, regulating agencies, such as, by way of example, ANATEL or SUSEP, or also, in the Judiciary Branch, the CONTRACTING PARTY shall immediately communicate such fact to the INSURER after its identification, and the due transfer to the INSURER shall only occur when the cause in question ceases, being that, in this event, no penalty shall be applied to the CONTRACTING PARTY.

3.9        The CONTRACTING PARTY shall follow the instructions and procedures of the INSURER, as well as cooperate regarding the fulfillment of the Legal Requirements applicable to the security activity.

3.10      The CONTRACTING PARTY shall be fully responsible, before the INSURER, for the payment of losses and damages, including attorney’s fees, procedural costs and expenses, as well as any other expenses arising from judicial and/or extrajudicial demand filed by Customers and/or Third parties, to which, demonstrably, gives cause, by reason of the commercialization, distribution, disposition or operationalization of the Product.

3.10.1    It is established that, if the INSURER is part of any demand filed by reason of the non-compliance with the obligations assumed by the CONTRACTING PARTY, the CONTRACTING PARTY shall use all applicable efforts to replace it in the dispute, or, if the substitution is not accepted, the INSURER shall submit agreement proposal prepared by the CONTRACTING PARTY, aiming at the closing of the dispute.

CLAUSE IV - OBLIGATIONS OF THE INSURER

4.1       The INSURER undertakes to assume the guarantees provided in the Product Certificate during its validity, establish premiums, evaluate risks, make quotation, manage and perform all t duties of an INSURER regarding the Product, save in cases of exception specifically provided in this Instrument, always in accordance with the Legal Requirements.

4.2       The INSURER shall process, adjust and pay or refuse the indemnities due to the Customers, in accordance with the Legal Requirements and under the General, Special and Private Conditions of the Product, object hereof. The INSURER shall send a monthly Report to the CONTRACTING PARTY containing the losses processed, paid and refused in the previous month, in accordance with the operational flows that may be discriminated between the Parties, without incurring in any type of responsibility to the CONTRACTING PARTY.

4.2.1     The INSURER shall process, adjust, authorize or refuse the requests for Assistances performed by the Customers, observed the Legal Requirements and the General, Special and Private Conditions of the Product, object hereof. The INSURER shall send a monthly Report to the CONTRACTING PARTY containing the volume of the Assistances processed, authorized and refused in the previous month, in accordance with the operational flows agreed between the Parties, without incurring in any type of responsibility to the CONTRACTING PARTY.

4.3        It is under the responsibility of the INSURER, the contract of company selected by it, at its exclusive criterion, which shall assist in the commercialization of the Product, object hereof.

4.3.1      This relationship shall be treated solely in independent and specific agreement, entered between the INSURER and the Third Party Contractor, exempting the CONTRACTING PARTY from any responsibility arising from this contractual relationship, and the INSURER shall be before the CONTRACTING PARTY the sole responsible for the compliance with the obligations agreed herein.

4.4        The INSURER undertakes to keep one website to access the information on the Product commercialized and its conditions for adhesion and permanence, beyond information on the proper INSURER, contact numbers and print of the Insurance Certificate and General Conditions of the Product.

4.5        the insurer shall be responsible for complying with all laws, rules, regulations, resolutions, resolutions, circular letters and ordinances existing or that may exist, applicable to its capacity as INSURER, being responsible before the CONTRACTING PARTY and third parties for any violations, bearing all indemnities which, demonstrably, are necessary in this regard.

4.6        The CONTRACTING PARTY shall be fully responsible, before the CONTRACTING PARTY, for the payment of losses and damages, including attorney’s fees, procedural costs and expenses, as well as any other expenses arising from judicial and/or extrajudicial demand filed by Customers and/or Third parties, to which, demonstrably, gives cause, by reason of the commercialization, distribution, disposition or operationalization of the Product.

4.6.1      It is established that, if the CONTRACTING PARTY is part of any demand filed by reason of the non-compliance with the obligations assumed by the INSURER, the INSURER shall use all applicable efforts to replace it in the dispute, or, if the substitution is not accepted, the INSURER shall submit agreement proposal prepared by the INSURER, aiming at the closing of the dispute.

4.7        supply to the CONTRACTING PARTY, whenever requested, all information necessary to the formatting and commercialization of the Product.

4.8        Have telephonic costumers service structure, for the purposes of clarifications of doubts or requests of general information related to the Product, observed the following schedule for costumers service: Monday to Friday, from 8:00 a.m. to 5:00 p.m.

4.9        Have telephonic costumer service structure to the Customer in accordance with the parameters of the table below, for the purposes of use of the contracted insurance.

Post-sale:

Agreement to	Availability
Reimbursement of Funeral* Expenses	Monday to Friday, from 8:00 a.m. to 5:0 p.m.
Assistance to Crime Victims	Monday to Monday 24h, 7 days a week.
Capitalization Bond.	Monday to Friday, from 8:00 a.m. to 5:0 p.m.

*Per Covered Accident (see Definitions Clause)

4.10      Have Costumer service structure and support to the CONTRACTING PARTY during the period of validity of the Agreement and after the ending of the Agreement, while there is Product certificate in force, as Annex I, which shall contain the operation flows, and shall be defined later, by mutual agreement, and that, initialed by the Parties, shall be an integral part hereof.

4.11      Send to the CONTRACTING PARTY the reports in accordance with the terms and processes agreed between the Parties.

CLAUSE V - COMPENSATION, TRANSFER AND PAYMENT TERMS

5.1        In consideration to the fulfillment with the obligations by the CONTRACTING PARTY, under this Instrument, the INSURER shall pay a compensation (“Pro-Labore”), withholding taxes, fees and contributions fixed by the law in force. Such payment shall be made in up to 30 (thirty) days after the receipt, by the INSURER, of the relevant invoice for services provisions issued by the CONTRACTING PARTY.

5.1.1      Pro-Labore to be paid to the CONTRACTING PARTY shall correspond to 60.7% of the value of the Total Premium transferred to the INSURER.

5.1.2      The CONTRACTING PARTY shall issue the corresponding service invoice until the term of 15 (fifteen) days from the date of the accomplishment of the transfer of the values to the INSURER.

5.1.3      In case the service invoice present errors or lack of information, the payment term shall be extended for the same number of days necessary for the rectification of such document by the CONTRACTING PARTY, without any update or additions for late payment are applied on the due values.

5.2        If the CONTRACTING PARTY performs, for its sole and exclusive will, promotions with the offer of the Product, the Premium shall be charged by the INSURER to the CONTRACTING PARTY for the special value agreed between the parties for this purpose, corresponding to BRL 0.50 (fifty Brazilian Real cents) per Customer.

5.3        In the value of the Premium to be transferred to the INSURER, under this Agreement, are already included all costs referring to taxes, contributions and expenses necessary to the commercialization and disposition of the Product to the CONTRACTING PARTY’s Customers. No other value, beyond those provided in Clause 3,7 hereof, shall be due by the CONTRACTING PARTY to the INSURER.

5.4        the Parties agree that every 3 (three) months an evaluation of the results obtained with the commercialization of the Product shall be made, being certain that, upon verifying the occurrence of technical/operational unexpected events the value of the pro-labore due by the INSURER to the CONTRACTING PARTY, indicated in clause 5.1.1 above, and in the value of the sale of the Product, indicated in clause 2,5 above, shall be object of renegotiation between the Parties.

5.5        The CONTRACTING PARTY shall send to the INSURER, until the 15th (fifteenth) business day of the subsequent month, the Collection Report of the values referring to the Product, object hereof, and the INSURER is responsible to emit the relevant endorsement in up to 5 (five) business days after the receipt of the Report. The endorsement issued by the insurer shall be delivered to the CONTRACTING PARTY, to the attention of CSA-Financial Coordination of Wholesale & VAS - in up to 5 (five) business days from their issue, to the attention of Andre dos Santos Andrade – email: adsandrade@timbrasil.com.br , with copy to Michele C. de Araújo – email: michelec@timbrasil.com.br. The emails listed herein may be changed by the CONTRACTING PARTY, at any time, upon notice in writing, by letter or email with the confirmation of receipt, sent to the insurer within at least 05 (five) business days in advance for the delivery date of the endorsement.

5.6        The endorsement issued by the insurer shall present the purchase order number of the CONTRACTING PARTY, which shall be informed by the CONTRACTING PARTY in the delivery of the Product Collection report, and highlight to the value to be withheld in relation to the taxes, social and tax contributions, and other charges levied on the commercialization of the product.

5.7        the transfers shall be made by the CONTRACTING PARTY in up to 30 (thirty) calendar days after the date of issue of the endorsement, except delay of the insurer in the delivery or in case the endorsement presents errors or lack of information, hypothesis in which the payment deadline shall be extended by the same number of days of delay on the receipt of such document by the CONTRACTING PARTY without any updates or additions for late payment on the due amounts. The transfers provided in the Agreement shall be made by the CONTRACTING PARTY always on Thursdays, by bank deposit in the account indicated by the INSURER, and the deposit voucher shall be valid as discharge document of the transfer made. In case the Thursday is a bank holiday, the expiration shall be extended to the first business day after the holiday. In case the expiration, that is, the last day for the transfer, falls on a day of the week that not a Thursday, the values shall only be paid in the following Thursday, without the application of any penalty to the CONTRACTING PARTY. Finally, if the CONTRACTING PARTY decides to modify its payments conditions aiming to make them in other day(s) of the week other than Thursdays, such decision shall be previously communicated to the INSURER, within at least 30 (thirty) days in advance to the event.

5.7.1      The Parties agree that, in case of any discrepancies between the monthly reports issued by the CONTRACTING PARTY and the relevant endorsement issued by the INSURER, for the purposes of liquidation of the endorsement referring to the ended period, the values contained in the report issued by the CONTRACTING PARTY shall prevail, and the differences shall be assessed jointly by the Parties to be object of offset in the month immediately subsequent.

5.8          All transfers due by the CONTRACTING PARTY to the INSURER, under this Agreement, shall be made by deposit in the checking account identified below:

The deposit account shall be:
Name of the Bank: Banco Santander
N. of the Bank: 033
Branch: 4675-6
C/A: 13000630-1

CLAUSE VI - CONDITIONS OF THE PRODUCT

6.1          The INSURER and the CONTRACTING PARTY may, in common agreement and provided that respected the rules that regulate the subject, perform modifications in the Product, at any time, in relation to the Premium or the risks coverage, or also, by reason of requirement of the Regulatory Agency, tax changes or Legal Requirements. The costumers’ acquired rights shall be preserved until the end of the individual validity of the Certificates, that is 30 (thirty) days. In case there is more than one way to accommodate such questions or distribute new premiums or coverage, the Parties, together, shall accommodate such situation.

6.2        The CONTRACTING PARTY is forbidden: (i) to give declaration, evaluation, recommendation or information to its Customers or Third parties regarding the Product object of this Agreement, in diverse, additional or contradictory manner to the information and instructions lined up and approved together with the INSURER and (ii) to cancel, modify or alter the terms of a Policy or Product Certificate.

In case of accidents, requests for assistance or aid for the cases of raffle validation, the insurer shall attend the customers within the following terms:

a)    Reimbursement of Funeral Expenses: 30 calendar days after the receipt of the full documentation
b)    Compliance with the requests for reimbursement of the service for Crime Victims support: 30 (thirty) calendar days after the receipt of the full documentation.
c)     Capitalization bond: the premiums arising from raffles shall be paid in up to 15 (fifteen) business days after the accomplishment of the raffle.

6.3.1      The liquidation of reimbursements of the Product shall be made through the following payments conditions:

a)    Check
b)   Deposit in checking account

6.4        The Parties shall have contractual relations directly with the Customers, being the subscribers of Product agreements, be responsible, each one of them, individually, only to the extent of its respective responsibilities. The CONTRACTING PARTY shall appear in the Product agreements, but shall not be authorized to make any modification in the agreements or conditions established by the INSURER.

CLAUSE VII - DURATION AND TERMINATION

7.1        This agreement shall have duration of 12 (twelve) months from the commencement date of the product offering to the customers of the CONTRACTING PARTY (“Duration”), and shall be automatically renewed for more two periods of 12 (twelve) months, if the parties do not express to the contrary, with up to 90 (ninety) days in advance for the end of each Duration Term. The Parties agree that the beginning of the Product offer to the CONTRACTING PARTY’s Customers shall be marked by the sending of an email by the CONTRACTING PARTY to the INSURER communicating such fact, and after reply of the latter with knowledge manifestation.

7.2        Any Party is authorized to terminate this agreement, at any time, provided that the other Party is communicated of such fact, in writing, within 90 (ninety) days in advance. In this event, the rescissory fine provided in Clause 11,1 hereof shall be applicable.

7.3        Any Party shall terminate this agreement, without damage to the assessment of any losses and damages, in the events below:

7.3.1      For the failure to comply, by the other Party, with the legal and/or agreed obligations herein, provided that the violation demonstrably committed is not cured within 30 (thirty) days from the receipt of the notification, in writing, sent by the defaulting party, according to the provision in Clause 12 below, specifying the violation and requiring its cure. In case of failure to pay or to transfer any values due by force of this agreement, including premiums and pro-labore due, respectively, by the CONTRACTING PARTY and the INSURER, the holder of the right can terminate this agreement regardless of the sending of notification by the non-defaulting Party to the defaulting Party.

7.3.2      If another Party receives appointment from a liquidator or administrator, to adjudicate bankruptcy, judicial or extrajudicial recovery, or intervention or extrajudicial liquidation, or also, becomes demonstrably insolvent.

7.3.3      If the other Part suspends the businesses or does not obtain the authorization necessary to practice the businesses contemplated herein, or if the same is suspended or revoked.

7.3.4      By the INSURER or the CONTRACTING PARTY, by means of previous notice of 30 (thirty) days, if the sale of the Product is forbidden or suspended, or authorized only upon the implementation of modifications that financially compromise the commercialization of the Product in the models defined hereby.

7.4        In the event of cancellation of this agreement, by any reason, the Parties undertake, as follows:

7.4.1      The Parties shall, until the natural expiration or cancellation of all Products Certificates, comply with all Policies and Product Certificates issued, as well as observe the rights, obligations and attributions provided herein that are necessary to meet the effective individual coverage in force.

7.4.2      The CONTRACTING PARTY shall abstain from promoting new sales of the Product of the INSURER, object hereof, which results in adhesion of new owners of the Product Policy.

7.4.3      The CONTRACTING PARTY shall abstain to promote new charges and collections of the Product, object hereof, after 12 (twelve) months of the cancellation of the agreement. After this period, the INSURER shall be responsible for the process of charge and the collection of the Product. If the INSURER does not find an efficient way to charge and collect the Product, it shall promote contact with the Customers in order to promote the cancellation of the Product.

7.4.4      The INSURER shall continue to manage the Policies and Product Certificate in force, and liquidating the accidents, until the natural cancellation of each individual coverage, as the term provided in the respective Policies and Product Certificate.

7.5        In case of termination, or discontinuity of this Agreement, the Parties shall readily account and pay the other Party all amounts due hereunder, in any way, which shall have its expiration anticipated, including the transfer of premiums paid by the Customers and the compensations due to the CONTRACTING PARTY until the effective termination date.

7.6        The closing of this Agreement, for whatever reason, shall not cancel, affect or harm rights, obligations or other responsibilities assumed by the Parties, regarding this Instrument, which may result before its closing or under this agreement, to continue after its closing.

CLAUSE VIII - DISCLOSURE AND ADVERTISEMENT

8.1        Any corporate names, trademarks or service marks, logos and other copyrights (the “Trademarks”) under property or developed by any of the Parties for the purposes of this Agreement and used for the commercialization of the Product provided under this Agreement shall be of sole and exclusive property of the respective proprietary or developer Party.

8.2        The Parties agree to not post, distribute, publish, commercialize or announce anything related to the other Party or its affiliates, or, also, its products, and on the negotiations between the Parties or the content or terms hereof, either by the Internet or any other communication systems, without having, in writing, the approval of the other Party.

8.2.1      The costs corresponding to the preparation of the materials above indicated shall be borne by the Party which shall develop them.

8.3        The provision in this Clause 8 shall continue valid and enforceable after the closing, by any reason, of this agreement.

CLAUSE IX - CONFIDENTIALITY

9.1        All information (written or oral) supplied by a Party to the other, before or after the date of signature of this agreement, together with documents prepared by the receiving Party that contain, are based or, in some way, reflect or are generated, in whole or in part, from this information, also the ones stored in some computer, text processor or similar device, jointly referred herein as “Confidential Information”.

9.2        Save if specifically provided herein or in written agreement separated between the Parties, the same shall use the Confidential Information only for the purposes of this Agreement, and each Party shall keep secrecy on the same ones, except that the receiving Party can disclose Confidential Information or parts thereof, to its directors, advisors, administrators, employees, parent company, subsidiary, associates, representatives or third parties:

a) which need to know such information with the purpose of fulfillment hereof;

b) which are informed by it on the confidential nature of the “Confidential Information”; and

c) that agree to observe the terms hereof.

9.2.1      Each Party shall be responsible for the breach of any provision hereof by its representatives, as listed in item 11.2 above.

9.3        The Confidential Information does not include any information that:

a) at the time of its disclosure was available to the public in general and were known by the public by a way that did not result from the improper disclosure for the receiving Party;

b) were already of knowledge of the receiving Party before having been disclosed to the same, provided that the receiving Party, demonstrably, did not know that the source of such information was compromised by a confidentiality obligation with the Party which disclosed it or any another Part regarding such information; or

c) was made available to the receiving Party in non-confidential basis by a source different from the Party which made the disclosure.

9.4        If, at any time, it is requested or demanded that a Party discloses a Confidential Information or part thereof, as a result of judicial or administrative proceeding, the same shall immediately notify the other on this fact, so that the latter waives the protection of this clause 9ª or adopts the appropriate protection measure . In the lack of resignation or protective measure, in case one Party is obliged, in the opinion of its legal body, to disclose the Confidential Information required to judicial and administrative body, or to a plaintiff, the Party can disclose such information to the extent required by this judicial and administrative body or the plaintiff, without being applied any penalty by reason hereof.

9.5        The confidentiality obligation contained in this clause shall remain in force for up to 5 (five) years after the usual expiration or termination, by any reason, hereof. In addition to the above mentioned, in any event of termination of this Agreement, the Confidential Information received by one Part shall be immediately returned to the Party that disclosed it, and cannot be used anymore, under any excuse, by the Party that received them, save if for the fulfillment of the obligations hereof, still required after its ending.

CLAUSE X - INDEMNITY

10.1      Each Party shall bear with the payment of the indemnities for the damages that, demonstrably, may cause to third parties or the other Party, for itself, its employees, agents, contractors and subcontractors, at any way, by reason of the failure to comply with the obligations assumed hereby, or also, as a result of the responsibilities to which can be attributed by the law in force, as well as for the costs and other expenses (including attorneys’ fees) demonstrably incurred.

10.2      In the actions filed by Customers, arising from the lack of information, relevant omissions, wrong or not updated information, by the employees, representatives, agents or contractors of the CONTRACTING PARTY, or, also, by reason of the nature of the Product offered by the CONTRACTING PARTY, this shall be sole responsible before the claiming Customers and damaged Third parties and shall indemnify the INSURER regarding the losses eventually caused, as well as the other values by chance due to the Customers, provided that the exclusive responsibility of the CONTRACTING PARTY is evidenced.

10.3      In the actions filed by the Insured parties, arising from the lack of information, relevant omissions, information not up to date or wrong by employees, representatives, agents or contractors of the INSURER, this shall be only responsible before the claiming Customers and Third parties damaged and shall indemnify the CONTRACTING PARTY regarding damages eventually caused, as well as other values by chance due to the Insured parties, provided that the exclusive responsibility of the INSURER is evidenced.

10.4      The obligation to indemnify, under this agreement, does not release the Party directly involved in the demand for the fulfillment of other legal or contractually provided obligations, if its direct responsibility for the facts that had originated the demand are evidenced, by the payment of all the costs therefrom.

10.4.1    the Party which is aware of the judicial or administrative demand proposed by the Insured party, shall notify the other Party, in writing, in up to 48 hours, on its existence, with the transfer of the integral copy of the initial received . Once the responsibility for the facts told in the claim are assessed, the Defendant, not responsible, shall take all measures necessary to promote and/or to guarantee the defense and/or to perform the payment of the due indemnity, provided that with express consent of the Adversary party. The Party responsible for the facts will gave rise to the demand to supply to all the financial allowances of defense and financing parameters for the execution of any agreements or concessions of benefits, indicating to the other Party a focal point for alignment, with the intention of preventing term losses.

10.4.2    In case the CONTRACTING PARTY is summoned by a judicial demand whose generating fact is responsibility of the INSURER, with a term equal or inferior to 24h (twenty hours) in advance for attendance to the meeting in judgment, and provided that has used all efforts to give konwledge of the referred demand the INSURER, without success, not being possible the assessment of the allowances necessary to the preparation of the defense, timely, shall be prioritized the accomplishment of judicial agreement with the plaintiff. In such events, the CONTRACTING PARTY can require the suspension of the hearing in order make feasible the possibility of agreement.

10.4.3    In case the INSURER is summoned by a judicial demand whose generating fact is of responsibility of the CONTRACTING PARTY, with a term equal or inferior to 24h (twenty hours) in advance for attendance to the meeting in judgment, and provided that has used all efforts to give knowledge of the referred demand to the CONTRACTING PARTY, without success, not being possible the assessment of the allowances necessary for the preparation of the defense, timely, shall be prioritized the accomplishment of judicial agreement with the plaintiff. In such events, the INSURER can require the suspension of the hearing in order make feasible the possibility of agreement.

10.5      In the cases of administrative demands or extrajudicial agreements, the agreements must be previously adjusted with the responsible Party, which shall send its express consent to the responsible focal point.

10.6      In case of judicial conviction and in case of res judicata of the demand, the responsible Party shall fulfill with the obligations provided in the decision, in order to not burden the demanded Party, including regarding any credit levy, save if it is characterized excess of execution, likely to discussion in Court and/or other legal hypotheses capable of terminating the decision. In this event, the possibility of agreement shall also be evaluated.

CLAUSE XI - PENALTIES

11,1      In the event one of the Parties promote the termination of this agreement, in the course of each period of 12 (twelve) months, in the form of Clause 7,2 hereof, it shall bear with the payment of rescissory fine, in favor of the Adversary party, corresponding to 4 (four) times the value of Net Premium assessed in the last month previous to the termination.

11.2      Delay, by the CONTRACTING PARTY, in the transfers of the Total Premiums to the INSURER, shall cause the payment of compensatory fine in favor to the INSURER, fixed in 2% (two percent) on the due value, plus interests for late payment on 1% (a percent) per month, and adjustment for inflation, pro rata temporis, by the index determined by the Civil Code in force.

11.3        Delay, by the INSURER in the payment of pro-labore due to the CONTRACTING PARTY, shall cause the payment of compensatory fine in favor of the CONTRACTING PARTY, fixed in 2% (two percent) on the due value, plus interests for late payment on 1% (a percent) per month, and adjustment for inflation, pro rata temporis, by the index determined by the Civil Code in force.

CLAUSE XI - PREVIOUS NOTIFICATION

12.1      Any pretension, of any kind, restrictive to the right of the Parties, shall depend on previous and express notification, judicial or extrajudicial, with effect of notification, that is the administrative or judicial pretension. In this in case, it shall be granted to the other Party a term of 30 (thirty) days for the presentation of defense or fulfillment with the defaulted obligation. This measure is wide and generic and indispensable for the collection of all and any obligation arising hereof, abstaining from the same only the payment of premiums and pro-labore, respectively, by the CONTRACTING PARTY and the INSURER.

CLAUSE XIII - EXCLUSIVITY

13.1      Both the CONTRACTING PARTY and the INSURER can, during the validity of this agreement, commercialize a product equal or similar to the Product object hereof, with any another company.

13.2,     In the renewal of this agreement, the preemptive right of the INSURER to enter a new agreement shall be observed, in the same conditions eventually offered by the other insurer. This clause constitutes the right of the INSURER and the obligation of the CONTRACTING PARTY, and shall be valid in up to 6 (six) months after the extinction of this Agreement or its subsequent amendments

CLAUSE XIV - MISCELLANEOUS

14.1      The Parties sate that the execution of this Agreement does not constitute breach to any agreement of which the Parties are an integral part or by which are committed, as well as does not violate any third parties’ rights, stating, also, not to be necessary the consent, approval or authorization of any person, natural or legal, that is not an integral part of this agreement for its full performance.

14.2      The Parties reject any breach of rights of intangible property, such as, copyrights, industrial, mark, patents, personality rights or any another inherent to the sphere of the intangible rights, as well as any act, procedure or politics offensive to the honor, invades privacy of third parties, that is vulgar, threatening, obscene, prejudiced, racist or violates children, adolescents and/or elderly rights or environmental or social intangible rights.

14.3      The Parties, herein, recognize that the CONTRACTING PARTY, its affiliates, administrators, employees and any subcontractors are subject to the observance and fulfillment with the Code of Ethics of the CONTRACTING PARTY (“TIM Code of Ethics”), which provides that all businesses of the CONTRACTING PARTY, including this Agreement, are based on the sustainable development and growth, and by the respect and protection to the human rights, to the right of work, the principles of environmental protection and the fight against corruption, at the light of the principles of the Global Pact of the Organization of the United Nations. The TIM Code of Ethics provides the need to respect: (i) the honesty, loyalty and transparency with its shareholders, customers, partners, suppliers, subcontractors, market, governmental bodies, community and excessively stakeholders/interested people; (ii) to the interests of the company and the contracting parties, above the individual interests of its employees, representatives and services providers; (iii) to the rules of safety and health in the workstations; (iv) to the environment and public health, adopting, also, a preventive approach to correlated problems. The CONTRACTING PARTY also repudiates and condemns (a) any act that attempts against the human rights, mainly those protected by the Constitution; (b) child labor, illegal or slave work; (c) acts that imply or result in mental or physical tortures; (d) acts that attempt against the health and safety in workstations, also aiming to prevent accidents and damages to health; (e) acts that harm the right of free association of its employees; (f) discriminatory acts in its work relations, also in the definition of compensation, access to training, promotions, resignations or retirements, either in function of race, nationality, religion, sexual orientation, age, physical or mental disability, union Filiation, neither shall support any other form of discrimination or siege; (g) acts of corruption in all its forms, including extortion and bribery. The TIM Code of Ethics is available at the website of TIM Participações S.A. (http://www.timpartri.com.br - Area: Corporative Governance, Code of Ethics) and filed in its headquarters and all its establishments, at disposal for public consultation. In this sense, the INSURER states that its performance and businesses, at the applicable extent, observe and disclose in its business chain the principles and values mentioned above, in ethical and socially responsible way.

14.4      If as a result of the execution of this agreement, exists the need of transit and/or circulation of professionals of one of the Parties in the facilities and installations of the other party, and/or need of access, by any of these professionals, to any systems, applications, data base and/or any information fixed in any support, whether property of the Parties or Third parties, these undertake to observe and fulfill, for itself and its professionals, with the rules, policies and procedures of each Party related to the (i) safety, (II) work hygiene, (III) work safety, (IV) use of informatics resources, access to applications and systems, amongst others.

14.5      The Parties shall be fully responsible for the Third Parties’ services, that are, eventually, used in the fulfillment of the obligations assumed in this Agreement. In this sense, they undertake to fully comply with all the applicable obligations imposed by the labor, social security, tax and quasi-tax legislation, being responsible for the collection of all tax, labor, social and social security charges from its employees, contractors or subcontractors at any way, allotted in the performance of its activities.

14.5.1     The Parties undertake to assume full and exclusive responsibility for the employment agreements executed with its employees, contractors or subcontractors, in any away, as well as for penalties eventually arising from infractions committed, judicial claims and any other measures proposed by its employees and/or employees of subcontracted service provision companies, exempting the other Party from any responsibility, joint and/or subsidiary, in relation to such contracts, being obliged to repay it, its directors, employees and companies of the same economic group, for all and any expenses that may be incurred by reason of demands related to labor issues under responsibility of the other Party, including, without limitation, losses, damages, judicial costs and attorney’s fees.

14.6      It is expressly and irrevocably established that the abstention from the exercise, by any of the Parties, in right and/or capacity, that is met by this agreement, or the agreement with the delay in the fulfillment of the obligations of the other Party, shall not constitute novation of the obligations hereof, nor shall affect those rights and/or capacities, that can be exercised, at any time, by the Parties, at their exclusive discretion.

14.7      The statement of nullity of any of the clauses contained herein shall not imply in the nullity of the other provisions.

14.8      Force majeure. No Party shall be considered as a defaulting party hereof, by reason of event arising from force majeure or acts of God event, if such event continues to hinder the performance and provided that the Party that ceased to fulfill with its obligation takes all reasonable measures to restart the hindered task.

14.9         Relationship between the Parties. Nothing herein can be considered or interpreted by the Parties, nor by third parties, as the creation of a relation of employer and employee, principal and agent, company or “joint venture” between the Parties or any of its respective agents, directors and employees. The Parties are independent contracting parties and shall be the sole responsible for and the employers of its proper staff, necessary for the performance of the services and obligations to which they are bound to, under this Contract and the laws relevant to this matter.

14.10       Notification. All notification provided in this instrument shall be made in writing and shall be considered as delivered by means of receipt evidence when delivered personally, by certified or registered letter, fax or express mail, to the addresses below.

GENERALI BRASIL SEGUROS S.A.
Address: Av. Rio Branco, nº 128, 7º andar, Centro, Rio de Janeiro - RJ
CEP: 20.040-002
Phone: (21) 2508-0230
Att: Marketing and New Channels Board

TIM CELULAR SA
Address: Av. das Américas, 3434, bloco 1, 4º andar, Barra da Tijuca – Rio de Janeiro – RJ
CEP: 22640-102
Phone: (21) 8113-3748
Att: Sergio Gomes Victorino

14.11       Novation. The Parties agree that the failure to exercise any right, power, resource or capacity, assured by law or this instrument, or any tolerance to delay in the fulfillment of any obligations, by any of the parties, shall not constitute novation, abstention or resignation, being authorized to the Aggrieved party, at its exclusive criterion, to exercise, at any time, such rights, powers, resources or capacities.

14.12       Succession. This Agreement binds the Parties, its respective successors in any way and authorized assignees.

14.13       Separation. In case of invalidity or unenforceability of one or more provisions hereof, the validity or enforceability of the other provisions shall not be affected.

14.14       Applicable Law. This Agreement shall be interpreted and governed according to the laws of Brazil.

14.15       Integrant Documents. The following document, to be timely executed between the Parties, shall be considered as Integral part of this agreement:
Annex I - PRODUCT DESCRIPTION AND OPERATION FLOWS.

14.16       This Agreement contains the full understanding between the Parties regarding its object, nullifying any another understanding previously established, orally or in writing, that is contrary or not specified herein.

And, in witness whereof, the parties execute this Agreement, in (3) three counterparts of equal content and form, in the presence of the witnesses below in order to produce all legal effects.

São Paulo,   ______   _____________________________ 2012  .

GENERALI BRASIL SEGUROS SA                                                              TIM CELULAR S/A

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Name:                                                                                                                  Name:
Position:                                                                                                              Position:

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Position:                                                                                                              Position:

WITNESSES:

____________________________________           __________________________________

Name:                                                                                   Name:
CPF:                                                                                     CPF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 27, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.